Form 10-K, Exhibit 13
period 1995-12-31
HUTTON GSH QUALIFIED PROPERTIES 80
filed 1996-05-10
CIK 317279

Exhibit (13)
                                ---------------


                         Qualified Properties 80, L.P.

                       1995 Annual Report to Unitholders
                     -------------------------------------

Qualified Properties 80, L.P., formerly Hutton/GSH Qualified Properties 80 (the "Partnership"), is a limited partnership formed in 1981 to acquire, operate and hold for investment commercial real estate. The Partnership's original investments were comprised of five commercial Properties. Diamond Springs Warehouse, located in Virginia Beach, Virginia was sold on March 1, 1995. The Partnership's remaining Properties are a commercial office building and a combined office/research and development facility located in San Jose, California, and two commercial office buildings located in Memphis, Tennessee. Provided below is a comparison of lease levels at the Properties as of December 31, 1995 and 1994.



                                                         Percentage Leased
Property                                  Location          1995    1994

Swenson Business Park - Building A      San Jose, CA         100%    100%
Stevens Creek Office Building           San Jose, CA         100%    100%
959 Ridgeway Office Building            Memphis, TN          100%    100%
889 Ridgelake Office Building           Memphis, TN           98%     92%



	Administrative Inquiries	Performance Inquiries/Form 10-Ks
	Address Changes/Transfers	First Data Investor Services Group
	Service Data Corporation	P.O. Box 1527
        2424 South 130th Circle         Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596      Attn: Financial Communications
	800-223-3464 (select option 1)	800-223-3464 (select option 2)




                              MESSAGE TO INVESTORS
                            ------------------------


The General Partners are pleased to present the 1995 Annual Report for Qualified Properties 80, L.P. As previously reported, the sale of Diamond Springs Warehouse closed on March 1, 1995. Operations at the Partnership's four remaining Properties were strong in 1995 as the San Jose, California and Memphis, Tennessee markets, where the Properties are located, substantially improved. However, the Partnership faces challenges at the 959 Ridgeway Office Building as all four leases, accounting for 100% of the Property's leasable space, are scheduled to expire in 1996. As this is a small property, we do not anticipate that these expirations will significantly affect the Partnership. Included in this report is a discussion of operations and leasing progress at the Properties and audited financial statements for the year ended December 31, 1995.

Cash Distributions
- ------------------
For the year ended December 31, 1995, the Partnership paid cash distributions to the Limited Partners totaling $77.50 per Unit. Included in this total was a cash distribution in the amount of $54 per Unit, representing net proceeds from the sale of Diamond Springs Warehouse, paid on April 12, 1995 and the Partnership's fourth quarter cash distribution of $6.50 per Unit which was paid on February 9, 1996. During the third quarter of 1995, the Partnership increased its quarterly cash distribution from $5.25 per Unit to $6.50 per Unit. In addition, on March 29, 1996 the Partnership paid a special cash distribution in the amount of $9.20 per Unit. This distribution was made from the Partnership's cash reserves.

Since inception, including the special distribution, the Partnership has paid cash distributions totaling $471.80 per original $500 Unit, including $114 per Unit in return of capital payments which have reduced the Unit size from $500 to $386. The timing and amount of future cash distributions will depend on several factors, including the adequacy of cash flow and the Partnership's cash reserve requirements. Information regarding the payment of cash distributions for the last two years is provided below.

Cash Distributions Per Limited Partnership Unit

        First           Second          Third           Fourth
        Quarter         Quarter         Quarter         Quarter         Total

1994    $7.00           $7.00           $7.00           $7.00           $28.00
1995    $5.25           $59.25*         $6.50           $6.50           $77.50

* Includes $54 in return of capital resulting from the sale of Diamond Springs Warehouse.

Market Overview
- ---------------
Although still lagging behind other sectors of real estate, the commercial office market showed signs of improvement during 1995, particularly in the suburban office sector. The national vacancy rate declined to 11.5% as of the fourth quarter of 1995, down from approximately 16% as of year-end 1994. In general, the gap between supply and demand is gradually narrowing as the existing supply of office space is absorbed. However, demand for office space varies widely from region to region as corporate layoffs persist and companies continue to be selective in their choice of location. Moreover, despite the resurgence of investment in other segments of the real estate industry, lenders continue to be selective in providing capital for commercial office properties. With respect to the Partnership's properties, the San Jose market strengthened substantially during late 1995, resulting from the recent business expansion in the computer technology industry. In the Memphis market, continued economic improvement during the year led to fewer vacancies and higher rental rates in the commercial office market.

Summary
- -------
During the remainder of 1996, the General Partners will primarily focus on re-leasing the available space at 959 Ridgeway Office Building, where one tenant vacated the premises upon expiration of its lease on January 31, 1996 and three additional leases representing all of the remaining space at the Property are scheduled to expire by year-end. The General Partners will attempt to renew these leases in addition to the two expiring leases at Stevens Creek Office Building representing 11% of the property's leasable space. While the Memphis and San Jose markets have improved in 1995, there can be no assurance that the expiring leases can be renewed. Additionally, the General Partners intend to closely monitor generally improving market conditions to determine the future strategy for marketing the properties for sale. We will update you with respect to any such efforts in future investor reports.

Very truly yours,

QP80 Real Estate Services Inc.           Hogan Stanton Investment, Inc.
General Partner                          General Partner of HS Advisors, Ltd.

/s/Kenneth L. Zakin                      /s/Robert M. Stanton

Kenneth L. Zakin                         Robert M. Stanton
President                                Chairman

April 1, 1996




                       PROPERTY PROFILES & LEASING UPDATE
                     --------------------------------------

SWENSON BUSINESS PARK-BUILDING A  San Jose, California
Swenson Building A is a 26,907 square foot research and development facility situated within a 65-acre business park which is located just north of central San Jose in California. The property provides an attractive location for many high technology companies due to its easy access to the San Jose Airport and Interstate 880.

Leasing Update - The property remained 100% leased to two high-technology tenants as of December 31, 1995. One tenant occupies 13,829 square feet or approximately 52% of the property's leasable space pursuant to a lease scheduled to expire in January 2003. The other tenant occupies the remaining 13,078 square feet or 48% of the property's leasable area pursuant to a lease scheduled to expire in February 1998. Neither of the leases generated rental revenues of 10% or more of the Partnership's 1995 consolidated rental income.


STEVENS CREEK OFFICE BUILDING  San Jose, California
Located between Interstate 280, Lawrence Expressway and Stevens Creek Boulevard in the Cupertino submarket of San Jose, Stevens Creek Office Building is a 84,916 square foot, class-A office building commonly referred to as the "Triangle Building" due to its unique three-sided design. This location provides the facility with high visibility and easy access to downtown San Jose.

Leasing Update - During the year, the General Partners executed a new four-year lease with a tenant for 3,268 square feet which had previously been vacated by another tenant which terminated its lease in September 1995. Although one tenant, occupying 3,100 square feet, vacated its space upon expiration of its lease on February 28, 1995, the General Partners executed a lease expansion for the entire space with an existing tenant which now leases 9,399 or 11% of the property's leasable space pursuant to leases scheduled to expire June 30, 1998. As a result, the property remained 100% leased at year-end 1995. One lease, comprising 39,910 square feet or approximately 47% of the property, generated rental income of $677,328 or approximately 19% of the Partnership's consolidated rental revenues. Three leases representing a total of 11,452 square feet or 14% of the property's leasable space are scheduled to expire in 1996, however, one tenant occupying 2,430 square feet has renewed its lease through February, 2000. The General Partners will approach the other two tenants regarding renewals when appropriate.

San Jose Market Update - Market conditions in the Silicon Valley strengthened throughout the year. According to Emerging Trends in Real Estate, the turn-around in the research and development sector can be greatly attributed to the wave of high-technology and biotechnology industry expansions, in addition to an increasing number of start-up companies. Vacancy rates for the research and development sector in the Silicon Valley market declined at year-end 1995 to 4.9% from 10.8% a year earlier. The San Jose market, located within the Silicon Valley, showed significant improvement as economic conditions in the area strengthened. As a result, the vacancy rate in San Jose fell to 6.6% as of the fourth quarter of 1995, from 8.9% for the corresponding period in 1994. The area started experiencing increases in rental rates during the latter half of 1995 which are expected to continue to increase during 1996.

The Stevens Creek property is located within the Cupertino office submarket. The submarket, which contains 336,509 square feet of office space, showed marked improvement in 1995 as the vacancy rate declined to 2.4% as of year-end 1995, compared to 11.6% a year earlier. The substantially lower vacancy rate in 1995 reflects a continued influx of technology-related companies, in particular computer software companies, in 1995. This trend is expected to continue during 1996 and, consequently, the Cupertino office market is expected to remain strong.


959 RIDGEWAY OFFICE BUILDING  Memphis, Tennessee
The 959 Ridgeway Office Building is a two-story brick and glass office building containing 29,170 square feet of leasable area, and is situated in a fourteen-building office park. The property is located in Ridgeway Center in the East Memphis submarket of Memphis.

Leasing Update - The property was 100% leased to four tenants as of December 31, 1995, unchanged from a year earlier. However, in January 1996 a tenant occupying 9,344 square feet or 32% of the property's space vacated its space upon expiration of its lease. Another lease with a tenant occupying 3,143 square feet or approximately 9% of the property's space expired on March 31, 1996. The tenant is currently leasing on a month-to-month basis. Additionally, the property's two remaining leases are scheduled to expire in December 1996. The General Partners have been in contact with these tenants regarding lease renewals, however, it is too early to ascertain whether these tenants will renew. The General Partners are currently marketing the property's vacant space. While the Memphis market has been improving, it is uncertain whether the space will be leased in the near term. No lease at the property generated in excess of 10% of the Partnership's 1995 consolidated rental income.


889 RIDGELAKE OFFICE BUILDING  Memphis, Tennessee
Located in Ridgeway Center in close proximity to the 959 Ridgeway Office Building, the 889 Ridgelake Office Building is a three-story office building which contains 94,823 square feet of leasable area.

Leasing Update - During 1995, the General Partners executed three new leases totaling 31,464 square feet or approximately 33% of the property's leasable space. Additionally, two existing tenants expanded their spaces for a total of 1,100 square feet. This activity was partially offset by the vacancy of two tenants, leasing a total of 17,900 square feet, which prematurely terminated their respective leases. Two other tenants leasing a total of 4,011 square feet also vacated the premises upon expiration of their respective leases. As a result, the property was 98% leased at December 31, 1995 compared with 92% in 1994. No leases are scheduled to expire in 1996.

One tenant, which occupies 50,529 square feet or approximately 53% of the property's leasable space pursuant to a lease originally scheduled to expire in December 1998, generated rental income in 1995 totaling $711,374 or approximately 20% of the Partnership's consolidated rental revenue. During 1995, the tenant extended its lease to December 31, 2000.

Memphis Market Update - The East Memphis submarket contains approximately 8.8 million square feet of space and is the largest submarket in metropolitan Memphis accounting for 45.2% of the total office inventory. In the past year, the East Memphis office submarket improved, despite the addition of a new office building in 1995, as demand for office space increased. As of year-end 1995, East Memphis had a vacancy rate for office space of 6.3%, compared with 7.9% at year-end 1994. In addition, rental rates increased by approximately 3 percent in 1995 and are expected to increase further in 1996.




                              FINANCIAL HIGHLIGHTS
                            ------------------------

For the years ended December 31,
(dollars in thousands, except per Unit data)

                              1995       1994       1993       1992       1991

Total income               $ 4,145    $ 4,359    $ 3,894    $ 3,419    $ 2,893
Net income (loss)            2,292        475        (55)      (122)      (176)
Net income (loss) per Unit   44.08       8.99      (1.04)     (2.33)     (3.37)
Net cash from operations     1,417      1,916      1,485        990        968
Total assets                17,328     19,267     20,303     21,336     22,549
Mortgage note payable        4,098      4,170      4,235      4,293      4,345
Cash distributions per
 Limited Partnership Unit    77.50*     28.00      22.00      16.00      16.00

* Includes $54 in return of capital resulting from the sale of Diamond Springs Warehouse.


The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

- -   The decrease in total income and net cash from operations is largely attributable to the Partnership's lower rental income resulting from the sale of Diamond Springs Warehouse, partially offset by higher rental income generated at 889 Ridgelake Office Buildings, Stevens Creek Office Building and Swenson Business Park - Building A.

- -   The increase in net income is primarily attributable to the $1,870,743 gain recognized on the sale of Diamond Springs Warehouse.



Consolidated Balance Sheets
December 31, 1995 and 1994

Assets                                                1995               1994

Land                                          $  3,642,847       $  3,903,847
Buildings and improvements                      21,780,615         23,351,200

                                                25,423,462         27,255,047
Less-accumulated depreciation                  (10,186,201)       (10,314,488)

                                                15,237,261         16,940,559

Cash and cash equivalents                        1,062,602          1,468,010
Restricted cash                                    115,521             90,890

                                                 1,178,123          1,558,900

Prepaid expenses, net of accumulated
   amortization of $409,161 in 1995 and
   $298,948 in 1994                                456,924            334,120
Rent and other receivables                          31,458            101,889
Deferred rent receivable                           423,953            331,361

                Total Assets                  $ 17,327,719       $ 19,266,829


Liabilities and Partners' Capital (Deficit)

Liabilities:
   Accounts payable and accrued expenses      $    182,346       $    265,705
   Due to affiliates                                10,938              8,078
   Security deposits payable                        68,288             96,480
   Distribution payable                            339,817            365,957
   Mortgage note payable                         4,098,403          4,169,996

     Total Liabilities                           4,699,792          4,906,216

Minority interest                                   25,519             26,853
Partners' Capital (Deficit):
        General Partners                          (123,029)          (103,830)
        Limited Partners                        12,725,437         14,437,590

     Total Partners' Capital                    12,602,408         14,333,760

     Total Liabilities and Partners' Capital  $ 17,327,719       $ 19,266,829



Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                        General         Limited          Total
                                       Partners        Partners       Partners

Balance at December 31, 1992         $  (65,334)   $ 16,591,705   $ 16,526,371
Net loss                                 (1,092)        (53,495)       (54,587)
Distributions                           (23,002)     (1,126,676)    (1,149,678)

Balance at December 31, 1993            (89,428)     15,411,534     15,322,106
Net income                               14,874         460,473        475,347
Distributions                           (29,276)     (1,434,417)    (1,463,693)

Balance at December 31, 1994           (103,830)     14,437,590     14,333,760
Net income                               33,317       2,258,483      2,291,800
Distributions                           (52,516)     (3,970,636)    (4,023,152)

Balance at December 31, 1995         $ (123,029)   $ 12,725,437   $ 12,602,408



Consolidated Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                  1995            1994             1993

Rent                             $ 3,488,485     $ 3,736,211      $ 3,496,686
Other                                580,687         569,373          347,534
Interest                              75,844          52,955           50,098

   Total Income                    4,145,016       4,358,539        3,894,318

Expenses

Property operating                 1,651,942       1,755,374        1,822,501
Depreciation and amortization      1,432,461       1,536,864        1,539,143
Interest                             434,471         441,580          447,983
Bad debt                                   -          13,507                -
General and administrative           206,419         137,539          160,037

   Total Expenses                  3,725,293       3,884,864        3,969,664


Income (loss) before minority
  interest and gain on sale of
  real estate                        419,723         473,675          (75,346)
Minority interest                      1,334           1,672           20,759

Income (loss) before gain on
  sale of real estate                421,057         475,347          (54,587)

Gain on sale of real estate        1,870,743               -                -

   Net Income (Loss)             $ 2,291,800     $   475,347      $   (54,587)


Net Income (Loss) Allocated:

To the General Partners          $    33,317     $    14,874      $    (1,092)
To the Limited Partners            2,258,483         460,473          (53,495)

                                 $ 2,291,800     $   475,347      $   (54,587)


Per limited partnership unit
        (51,234 outstanding)          $44.08           $8.99           $(1.04)




Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:           1995         1994         1993

Net income (loss)                        $ 2,291,800  $   475,347  $   (54,587)
Adjustments to reconcile net income
(loss) to net cash provided by operating
activities:
  Depreciation and amortization            1,432,461    1,536,864    1,539,143
  Gain on sale of real estate             (1,870,743)           -            -
  Minority interest in loss of
  consolidated venture                        (1,334)      (1,672)     (20,759)
        Increase (decrease) in cash
        arising from changes in operating
        assets and liabilities:
           Cash restricted                   (24,631)     (37,728)     (15,719)
           Prepaid expenses                 (279,685)     (72,498)    (230,252)
           Rent and other receivables         70,431           68      (21,988)
           Deferred rent receivable          (92,592)      (3,451)     196,958
           Accounts payable and accrued
             expenses                        (83,359)      23,847       79,570
           Due to affiliates                   2,860       (2,710)       3,219
           Security deposits payable         (28,192)      (2,474)       9,755

Net cash provided by operating activities  1,417,016    1,915,593    1,485,340

Cash Flows from Investing Activities:

  Proceeds from sale of real estate        2,978,654            -            -
  Additions to real estate                  (680,193)    (607,547)    (547,138)

Net cash provided by (used for) investing
  activities                               2,298,461     (607,547)    (547,138)

Cash Flows from Financing Activities:

  Cash distributions                      (4,049,292)  (1,463,693)    (992,839)
  Principal payments on mortgage note
    payable                                  (71,593)     (64,508)     (58,105)

Net cash used for financing activities    (4,120,885)  (1,528,201)  (1,050,944)

Net decrease in cash and cash equivalents   (405,408)    (220,155)    (112,742)
Cash and cash equivalents at beginning of
  year                                     1,468,010    1,688,165    1,800,907

Cash and cash equivalents at end of year $ 1,062,602  $ 1,468,010  $ 1,688,165


Supplemental Disclosure of Cash Flow
  Information:

Cash paid during the year for interest   $   434,471  $   441,580  $   447,983


Supplemental Disclosure of Noncash
  Investing Activities:

Write off of fully depreciated tenant
  improvements                           $   310,659  $   647,260  $         -




Notes to Consolidated Financial Statements
December 31, 1995, 1994 and 1993

1. Organization

Qualified Properties 80, L.P. (the "Partnership") was organized as a Limited Partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed January 13, 1981 (the "Partnership Agreement"). The Partnership was formed for the purpose of investing in and operating certain types of commercial real estate. The General Partners of the Partnership are QP80 Real Estate Services Inc. ("QP80 Services"), which is an affiliate of Lehman Brothers Inc. (see below) and HS Advisors, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. ("GSH"). The Partnership will continue until December 31, 2010, unless sooner terminated in accordance with the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 22, 1993, Hutton Real Estate Services, Inc., a general partner, changed its name to QP80 Real Estate Services Inc., and effective August 3, 1995, Hutton/GSH Qualified Properties 80 changed its name to Qualified Properties 80, L.P. to delete any reference to "Hutton."

On the 1st day of August, 1993, GSH transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler ("HK") were also obtained by GSHH. The General Partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a one percent interest in GSHH. The stockholders of GSHH Inc. are GSH with a sixty-two percent stock interest and H.K. Associates, L.P., an affiliate of HK, with a thirty-eight percent stock interest. The remaining ninety-nine percent interests in GSHH are limited partnership interests owned fifty percent by GSH and forty-nine percent by HK. The transaction did not affect the ownership of the General Partners.

On March 15, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.


2. Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of the Partnership and its ventures, 889 Ridge Lake Boulevard Partnership, Alpha Building Associates Joint Venture ("Swenson Business Park") and 5300 Stevens Creek Boulevard Joint Venture. Intercompany accounts and transactions between the Partnership and the ventures are eliminated in consolidation.

Real Estate Investments - Real estate investments, which consist of commercial buildings, are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees, other miscellaneous acquisition costs and capital improvements.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective depreciable properties with the exception of tenant improvements which are depreciated over the terms of the respective leases.

Leases are accounted for as operating leases. Leasing commissions are amortized over the term of the respective leases and are included in prepaid expenses, net of accumulated amortization. Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the term of the respective leases but will not be received until later periods as a result of rental concessions.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash primarily represents cash held in connection with tenant security deposits.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.


3. Partnership Agreement

The Partnership Agreement provides that the net cash from operations, as defined, for each fiscal year will be distributed on a quarterly basis 98% to the Limited Partners and 2% to the General Partners until each Limited Partner has received an 8% annual return. Remaining net cash from operations, if any, will be distributed to the General Partners until they have received 10% of the aggregate net cash from operations distributed to all partners. Thereafter, any net cash from operations will be distributed 90% to the Limited Partners and 10% to the General Partners. Net proceeds from sales or refinancings shall be distributed 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to his adjusted capital investment, as defined, and a 9% cumulative annual return thereon, reduced by any net cash from operations actually distributed to such Limited Partner. The balance of net proceeds will be distributed 85% to the Limited Pa rtners and 15% to the General Partners.

Losses for any fiscal year shall be allocated 98% to the Limited Partners and 2% to the General Partners. Income for any fiscal year and all gain from sales will be allocated to the General Partners in an amount equal to the net cash from operations distributed or distributable to the General Partners for such year, less 1% of the amount of net cash from operations that exceeds taxable income for such year, if any, and the balance shall be allocated to the Limited Partners, in accordance with their unit ownership. If net cash from operations is not distributed or distributable to the General Partners, any income of the Partnership for such year will be allocated 99% to the Limited Partners and 1% to the General Partners.

Upon the dissolution of the Partnership, the General Partners shall contribute to the capital of the Partnership, an amount not to exceed 1% of the total capital contributions made by all the Partners less any prior capital contributions made by the General Partners, in order to restore the negative capital accounts of the General Partners. In no event shall the General Partners be obligated to contribute an amount in excess of any negative balance in their respective capital accounts.


4. Real Estate Investments

Since inception, the Partnership has acquired, directly or indirectly, the following four commercial office buildings and an office/warehouse facility. The purchase price amounts exclude acquisition fees and other closing costs.


                      Square                       Date               Purchase
Property Name           Feet   Location        Acquired   Ownership      Price

Diamond Springs       99,260   Virginia Beach,  1/27/81   Fee       $2,060,250
Office/Warehouse
  Facility                     Virginia                   Simple

959 Ridgeway          29,170   Memphis,         3/11/81   Fee       $1,707,125
Office Building                Tennessee                  Simple

889 Ridgelake         94,823   Memphis,         2/01/82   General   $8,062,500
Office Building                Tennessee                  Partnership

Swenson Business      26,907   San Jose,        4/06/84   Joint     $2,250,000
Park - Building A              California                 Venture

Stevens Creek         84,916   San Jose,        6/01/87   Joint     $8,500,000
Office Building                California                 Venture


The Partnership agreement for 889 Ridgelake Boulevard Partnership provides that all losses, income, net cash from operations and net proceeds from a sale or refinancing will be allocated 95% to the Partnership and 5% to the coventurer.

The Joint Venture agreement for Swenson Business Park substantially provides that:

        i. Net cash from operations will be distributed 100% to the Partnership until it has received an annual, noncumulative 12% return on its adjusted capital value, as defined. Any remaining net cash from operations will be distributed 50% to the Partnership and 50% to the coventurer.

        ii. Net proceeds from a sale or refinancing of the properties will be distributed 100% to the Partnership until it has received 120% of its capital value, as defined. Any remaining net proceeds will be distributed 60% to the Partnership and 40% to the coventurer.

        iii. Losses will be allocated 100% to the Partnership. Income will be allocated in substantially the same manner as net cash from operations.

The Joint Venture agreement for 5300 Stevens Creek Boulevard, which owns the Stevens Creek Office Building, substantially provides that:

        i. Net cash from operations will first be distributed 100% to the Partnership until it has received an annual, noncumulative 10 3/8% return on its capital contribution, as defined. Secondly, net cash from operations will be distributed to the coventurers until they have received an annual amount of $207,500. Any remaining net cash from operations will be distributed 50% to the Partnership and 50% to the coventurers.

        ii. Net proceeds from a sale or refinancing will be distributed 100% to the Partnership until it has received 120.8% of its capital contribution and a cumulative return of 10 3/8% on its capital contribution as reduced by any prior distributions. The next $2,000,000 of net proceeds will be distributed to the coventurers. Any remaining net proceeds will be distributed 50% to the Partnership and 50% to the coventurers.

        iii. Depreciation will be allocated 40% to the Partnership and 60% to the coventurers. Income will be allocated in substantially the same manner as net cash from operations. Losses will be allocated 50% to the Partnership and 50% to the coventurers.


5. Mortgage Note Payable The mortgage note payable is collateralized by a first deed of trust on the Ridgelake Office Building and is payable in monthly installments of $42,174 including interest at 10-1/2% through 2014. Annual maturities of the mortgage note principal over the next five years are:


        1996                                              $   79,510
        1997                                                  88,272
        1998                                                  98,000
        1999                                                 108,800
        2000                                                 120,790
        Thereafter                                         3,603,031

                                                          $4,098,403


Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.


6. Rental Income Under Operating Leases

Future minimum rental income to be received on noncancellable operating leases, as of December 31, 1995 is as follows:


        1996                                           $  3,362,866
        1997                                              2,634,628
        1998                                              2,164,817
        1999                                              1,947,558
        2000                                              1,890,096
        Thereafter                                          855,125

                                                       $ 12,855,090


Generally, leases are for periods of 3 to 6 years and allow for increases in certain property operating expenses to be passed on to the tenants.

Two tenants at two of the Partnership's properties generated rental revenue in excess of 10% of the Partnership's 1995 and 1994 consolidated rental revenues. The rental income derived from these leases in 1995 was $711,374 and $677,328, respectively, or 20% and 19% of the Partnership's consolidated rental income. In 1994, rental income from these leases was $702,202 and $669,500, respectively, or 19% and 18% of the Partnership's 1994 consolidated rental income. The leases are scheduled to expire on December 31, 2000 and July 31, 2001, respectively. As of December 31, 1995, both tenants are current in their rent payments.


7. Transactions with the General Partners and Affiliates

The following is a summary of reimbursable amounts earned by the General Partners and recorded in property operating and general and administrative expense during the years ended December 31, 1995, 1994 and 1993:

                                                     1995       1994       1993

  Reimbursement of out-of-pocket expenses and
    administrative salaries                      $ 16,459   $ 12,826   $ 17,925
  Property management and leasing fees             34,875     36,539     39,002

                                                 $ 51,334   $ 49,365   $ 56,927


At December 31, 1995 and 1994, $10,014 and $8,078 were payable to the General Partners, respectively.


8. Reconciliation of Net Income (Loss) to Taxable Income

Taxable income exceeded the net income (loss) reported in the financial statements by $970,710, $190,076 and $534,934 for the years ended December 31, 1995, 1994 and 1993, respectively. These variances are due to approximately $550,000 of rental concessions granted in 1988 and differences in the tax basis versus the financial statement basis of the buildings and improvements and different methods of recognizing depreciation expense. The Partnership uses accelerated methods for recognizing depreciation for tax purposes and the straight-line method for financial statement purposes. In addition, rental income is recognized when received or receivable for tax purposes and on a straight-line basis for financial statement purposes.


9. Sale of Diamond Springs Warehouse

Diamond Springs Warehouse was sold on March 1, 1995 for a sale price, plus non-refundable extension fees, totaling $3.195 million. Of the $3.195 million, $70,000 relates to escrowed deposits applied to extension fees as a result of the multiple extensions granted by the Partnership during sale negotiations. During the fourth quarter of 1994, $60,000 of such deposits were recognized as other income and the remaining $10,000 was recognized as other income in the first quarter of 1995. The gain on disposition of the property totaled $1,870,743.




                         REPORT OF INDEPENDENT AUDITORS
                       ----------------------------------

General and Limited Partners
Qualified Properties 80, L.P.
and Consolidated Ventures


We have audited the accompanying consolidated balance sheet of Qualified Properties 80, L.P. and Consolidated Ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of Qualified Properties 80, L.P. and Consolidated Ventures at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                        ERNST & YOUNG LLP


Boston, Massachusetts
January 31, 1996
except for Note 1, as to which the date is March 15, 1996




Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $386 Unit at December 31, 1995 (Unaudited)

                                                      Acquisition     Appraised
Property                        Date of Acquisition      Cost (1)     Value (2)

959 Ridgeway                               03-11-81     1,815,517     1,750,000
Stevens Creek                              04-14-82     8,907,693     9,900,000
Ridgelake Office Building 889 (3)          02-01-82     3,802,102     3,901,597
Swenson Business Park Building A           04-06-84     2,180,000     2,000,000

                                                     $ 16,705,312  $ 17,551,597

Cash and cash equivalents                                             1,062,602
Cash restricted                                                         115,521
Rent and other receivables                                               29,658
Prepaid expenses                                                         46,265

                                                                     18,805,643
Less:
    Accounts payable and accrued expenses                              (182,346)
    Due to affiliates                                                   (10,938)
    Security deposits payable                                           (68,288)
    Distribution payable                                               (339,817)

Partnership Net Asset Value (4)                                    $ 18,204,254

Net Asset Value Allocated:
    Limited Partners                                               $ 18,022,211
    General Partners                                                    182,043

                                                                   $ 18,204,254

Net Asset Value Per Unit
    (51,234 units outstanding)                                          $351.76

(1)	Purchase price plus General Partners' acquisition fees.

(2) This represents the Partnership's share of the December 31, 1995 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1995 Appraised Value takes into account the allocation provisions of the joint venture agreements governing the distribution of sales proceeds for Ridgelake Office Building 889, Swenson Business Park Building A, and Stevens Creek.

(3) The Acquisition Cost and the Partnership's share of the December 31, 1995 Appraised Values are net of the outstanding mortgage loan balances at the time of acquisition and at December 31, 1995, respectively.

(4) Based on the 1995 Appraised Values of the Properties by an independent appraiser, and the remaining assets and liabilities of the Partnership at December 31, 1995, the actual Net Asset Value of each unit is $351.76. The Net Asset Value represents the amount each Limited Partner would receive if the Properties were sold at their current appraised values and net proceeds were distributed in the liquidation of the Partnership. Real Estate brokerage commissions and other costs associated with selling the Partnership's properties are not determinable at this time and as such are not included in the calculation. Since the Partnership would incur these expenses in the sale of its Properties cash available for the distribution to the Partners would be less than the Net Asset Value. The current market value of the Units may differ substantially from their Net Asset Value.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sales may be significantly different.
A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. Further, the appraised value does not reflect the actual costs which would be incurred in selling the property. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.




                                  SCHEDULE III
                                 --------------

                         QUALIFIED PROPERTIES 80, L.P.
                           and Consolidated Ventures

            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995



                                                              Cost Capitalized
                                                                    Subsequent
                                  Initial Cost to Partnership   To Acquisition



                                                Buildings and    Buildings and
Description             Encumbrances       Land  Improvements Improvements (4)

Commercial Property:

959 Ridgeway Project
 Memphis, TN                      $0   $424,954    $1,430,576         $582,728

Consolidated Ventures:

Ridgelake Office Project
 Memphis, TN              $4,098,403   $923,411    $7,792,436       $1,729,481

Swenson Business
 Park Project
 San Jose, CA                     $0   $603,480    $1,320,228         $542,430

Stevens Creek Project
  San Jose, CA                    $0 $1,691,002    $7,146,336       $2,235,240


                          $4,098,403 $3,642,847    $17,689,576      $5,089,879






                         QUALIFIED PROPERTIES 80, L.P.
                           and Consolidated Ventures

            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995




               Gross Amount at Which Carried at Close of Period



                                                     Buildings and
Description           Retirements (5)         Land    Improvements    Total (2)

Commercial Property:

959 Ridgeway Project
 Memphis, TN                       $0     $424,954      $2,013,304   $2,438,258

Consolidated Ventures:

Ridgelake Office Project
 Memphis, TN                $(666,733)    $923,411      $8,855,184   $9,778,595

Swenson Business
 Park Project
 San Jose, CA               $ (58,293)    $603,480      $1,804,365   $2,407,845

Stevens Creek Project
  San Jose, CA              $(273,814)  $1,691,002      $9,107,762  $10,798,764


                            $(998,840)  $3,642,847     $21,780,615  $25,423,462





                         QUALIFIED PROPERTIES 80, L.P.
                           and Consolidated Ventures

            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                                  Life on which
                                                                   Depreciation
                                                                      in Latest
                          Accumulated       Date of     Date  Income Statements
Description          Depreciation (1)  Construction Acquired        is Computed

Commercial Property:

959 Ridgeway Project
 Memphis, TN               $1,216,818          1977      (3)         1-25 years

Consolidated Ventures:

Ridgelake Office Project
  Memphis, TN              $4,559,281          1980   2/1/82         1-25 years

Swenson Business
  Park Project
  San Jose, CA             $  796,485          1983   4/6/84         1-25 years

Stevens Creek Project
  San Jose, CA             $3,613,617          1981   6/1/87         1-25 years

                           $10,186,201




(1) For Federal income tax purposes, the amount of accumulated depreciation is $16,407,825.
(2) For Federal income tax purposes, the basis of land, buildings and improvements is $25,113,272.
(3) Joint Venture interest acquired March 11, 1981. Minority partner's interest acquired March 1, 1982. The Partnership is now sole owner of the property.
(4) Tenant improvements are depreciated on a straight-line basis over lives of the respective leases.
(5)     Retirements are cumulative since acquisition.





                         QUALIFIED PROPERTIES 80, L.P.
                           and Consolidated Ventures

            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995



A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate investments:                1995            1994            1993

Beginning of year                $27,255,047     $27,294,760     $26,788,544
Additions                            680,193         607,547         547,137
Less retirements                    (310,659)       (647,260)        (40,921)
Dispositions                      (2,201,119)              0               0

End of year                      $25,423,462     $27,255,047     $27,294,760


Accumulated Depreciation:

Beginning of year                $10,314,488     $ 9,555,114     $ 8,160,709
Depreciation expense               1,275,580       1,406,634       1,435,326
Less retirements                    (310,659)       (647,260)        (40,921)
Dispositions                      (1,093,208)              0               0

End of year                      $10,186,201     $10,314,488      $9,555,114





                        Consent of Independent Auditors



We consent to the incorporation by reference in this Annual Report (Form 10-K) of Qualified Properties 80, L.P. of our report dated January 31, 1996 except for Note 1, as to which the date is March 15, 1996, included in the 1995 Annual Report of Qulified Properties 80, L.P. and Consolidated Ventures.

Our audit also included the financial statement schedule of Qualified Properties 80, L.P. and Consolidated Ventures listed in Item 14(a). This schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.



                                                        ERNST & YOUNG LLP


Boston, Massachusetts
January 31, 1996,
except for Note 1, as to which the date is March 15, 1996