Form 10-K, Exhibit 13
period 1996-12-31
HUTTON GSH QUALIFIED PROPERTIES 80
filed 1997-03-26
CIK 317279

Exhibit (13)

                         Qualified Properties 80, L.P.

                       1996 Annual Report to Unitholders





                         Qualified Properties 80, L.P.

Qualified Properties 80, L.P., is a limited partnership formed in 1981 to acquire, operate and hold for investment commercial real estate. The Partnership's properties are a commercial office building and a combined office/research and development facility located in San Jose, California, and two commercial office buildings located in Memphis, Tennessee. Provided below is a comparison of lease levels at the properties as of December 31, 1996 and 1995.

                                                    Percentage Leased
Property                            Location         1996       1995
--------                            --------         ----       ----
Swenson Business Park - Building A  San Jose, CA     100%       100%
Stevens Creek Office Building       San Jose, CA     100%       100%
959 Ridgeway Office Building        Memphis, TN       11%       100%
889 Ridgelake Office Building       Memphis, TN      100%        98%





         Administrative Inquiries        Performance Inquiries/Form 10-Ks
         Address Changes/Transfers       First Data Investor Services Group
         Service Data Corporation        P.O. Box 1527
         2424 South 130th Circle         Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596      Attn:  Financial Communications
         800-223-3464                    800-223-3464




                              Message to Investors
                           --------------------------

We are pleased to present the 1996 Annual Report for Qualified Properties 80, L.P. (the "Partnership"). Included in this report is a review of national market conditions, an update of Partnership operations, and financial highlights for the year. Please refer to the Property Profiles & Leasing Update section of this report for additional information regarding local market conditions for each of the Partnership's properties, as well as their operating performance and lease levels at December 31, 1996.

Overview
--------
The commercial office market continued to recover throughout the year, particularly in the suburban office sector. Suburban office vacancy rates declined to approximately 11% at year-end 1996 versus approximately 15% a year earlier. Overall, demand for office space continues to increase, bringing about continually lower vacancy rates and, in many regions of the country, enabling property owners to raise rental rates. Accordingly, the availability of financing for investment in this sector has also improved. Conditions in the markets where the Partnership's properties are located mirrored those in the national market, and three of the Partnership's four properties were 100% leased at year-end 1996.

In view of these ongoing improvements in the real estate and capital markets, we believe that the current favorable market environment may present opportunities to sell the Partnership's properties. As a result, the General Partners have recently engaged brokers to assist in marketing for sale two of the Partnership's four properties, Swenson Business Park - Building A and Stevens Creek Office Building. However, there can be no assurance that the Partnership's current marketing efforts will result in a sale of either property.

Occupancy at 959 Ridgeway Office Building declined to 11% at December 31, 1996, as three of the property's four tenants vacated their spaces during the year as their leases expired. However, as previously noted, this property represents a relatively small percentage of the Partnership's overall square footage, and as such, it is not anticipated that this vacancy will materially affect the Partnership's revenues. The General Partners are aggressively marketing the property's vacant space.

Cash Distributions
------------------
The Partnership paid cash distributions from operations to Limited Partners totaling $35.20 per Unit for the year ended December 31, 1996, including a fourth quarter cash distribution of $6.50 per Unit that was either credited to your brokerage account or sent directly to you on February 11, 1997. Since inception, the Partnership has paid total cash distributions of $497.80 per original $500 Unit, including $114 per Unit in return of capital payments which have reduced the Unit size from $500 to $386. The timing and amount of future cash distributions will be determined quarterly and will depend on the adequacy of the Partnership's cash flow and cash reserve requirements. Additionally, in the event that one or more of the Partnership's properties are sold, the General Partners expect that the cash distributions will be reduced to reflect the corresponding reduction in the Partnership's cash flow.

                Cash Distributions Per Limited Partnership Unit
                -----------------------------------------------
          First      Second     Third    Fourth
         Quarter     Quarter   Quarter   Quarter     Total
         -------     -------   -------   -------    -------
1995     $ 5.25      $59.25(1)  $6.50     $6.50     $77.50
1996     $15.70(2)   $ 6.50     $6.50     $6.50     $35.20

1 - Includes  $54 in return of capital resulting from  the  sale  of Diamond
    Springs Warehouse.
2 - Includes a special cash distribution of $9.20 per Unit paid on March 29, 1996.


General Information
-------------------
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at prices which are substantially below the Partnership's Net Asset Value. In response to these offers, we have recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding those offers on a timely basis.

Summary
-------
In the coming year, we intend to focus on marketing for sale Swenson Business Park - Building A and Stevens Creek Office Building, and on leasing up the vacant space at 959 Ridgeway Office Building. Additionally, we will focus on renewing any leases which are scheduled to expire in the coming year so as to further improve the properties' marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

QP80 Real Estate Services Inc.     Hogan Stanton Investment, Inc.
General Partner                    General Partner of HS Advisors,
Ltd.

/s/Kenneth L. Zakin                /s/Mark P. Mikuta

Kenneth L. Zakin                   Mark P. Mikuta
President                          President

March 24, 1997



                       Property Profiles & Leasing Update
                       ----------------------------------

                              SAN JOSE PROPERTIES

Market Update - The continued expansion of the high-technology and biotechnology industry contributed to the Silicon Valley's stable population growth and low unemployment rate during the year, making the region one of the strongest in the United States. The demand for space within the area's research and development sector continued to increase throughout 1996, leading to a decline in vacancy rates at year- end 1996 to approximately 3.1% from approximately 4.9% one year earlier. The San Jose market, located within the Silicon Valley, benefited from this increased demand as economic conditions in the area remained very strong. Vacancy rates for research and development space in San Jose fell to 3.2% as of the fourth quarter of 1996, from 4.8% for the corresponding period in 1995. The area also experienced an increase in rental rates throughout the year, which has contributed to significant increases in the values of most properties. To capitalize on these strong market conditions and stabilized operations at both of the San Jose properties, we have commenced marketing both of the properties for sale. However, there can be no assurance that the current marketing efforts will result in a sale of the properties.


SWENSON BUSINESS PARK-BUILDING A  San Jose, California
Swenson Building A is a 26,907 square foot research and development facility situated within a 65-acre business park which is located just north of central San Jose in California. The property provides an attractive location for many high technology companies due to its easy access to the San Jose Airport and Interstate 880.

Leasing Update - As of December 31, 1996, the property remained 100% leased to two high-technology tenants. One tenant occupies 13,829 square feet or approximately 52% of the property's leasable space pursuant to a lease scheduled to expire in January 2003. The other tenant occupies the remaining 13,078 square feet or 48% of the property's leasable area pursuant to a lease scheduled to expire in February 1998. Neither of the leases generated rental revenues of 10% or more of the Partnership's 1996 consolidated rental income.

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

Leasing Update - During 1996, three tenants leasing a total of 11,452 square feet, pursuant to leases scheduled to expire in February and December 1996, renewed their leases for four, seven and three years, respectively. Another tenant, leasing 20,069 square feet, who's lease was scheduled to expire in May 1997, also renewed its space for an additional five years. As a result, the property remained 100% leased at year-end 1996. One tenant generated rental income of $677,328 or approximately 20% of the Partnership's consolidated rental revenues in 1996. No leases are scheduled to expire in 1997.



                               MEMPHIS PROPERTIES

Market Update - The metropolitan Memphis office market continued its gradual recovery during 1996. The 1996 year-end vacancy rate declined to approximately 13%, compared with approximately 15% at year-end 1995. The East Memphis submarket, which accounts for approximately 45% of the total office inventory in metropolitan Memphis, also improved during 1996. As of year-end 1996, East Memphis had a vacancy rate for office space of approximately 6%, compared with approximately 8% at year-end 1995. Reflecting this trend, rental rates continued to increase modestly during the year


959 RIDGEWAY OFFICE BUILDING  Memphis, Tennessee
The 959 Ridgeway Office Building is a two-story brick and glass office building containing 29,330 square feet of leasable area, and is situated in a fourteen-building office park. The property is located in Ridgeway Center in the East Memphis submarket of Memphis.

Leasing Update - At December 31, 1996 the property was 11% leased. As previously reported, the leases with four tenants occupying 100% of the property expired during 1996. One tenant, leasing 3,236 square feet or 11% of the property's space, pursuant to a lease scheduled to expire on March 31, 1996, executed a five-year lease renewal. However, the other three tenants vacated their spaces upon the expiration of their respective leases. The General Partners are aggressively marketing the property's vacant space. As this property constitutes a relatively small percentage of the Partnership's overall square footage, it is not anticipated that these expirations will materially affect the Partnership's revenues. In light of the property's large amount of vacant space, the General Partners currently do not anticipate marketing it for sale until its occupancy has substantially improved.

889 RIDGELAKE OFFICE BUILDING  Memphis, Tennessee
Located in Ridgeway Center in close proximity to the 959 Ridgeway Office Building, the 889 Ridgelake Office Building is a three- story office building which contains 93,413 square feet of leasable area.

Leasing Update - During the year, one tenant expanded its space by an additional 1,755 square feet to lease a total of 52,126 square feet. As a result, the property was 100% leased at December 31, 1996 compared with 98% at December 31, 1995. A tenant leasing 9,656 square feet, pursuant to a lease originally scheduled to expire in February 1997, renewed its lease for two years. None of the property's leases is scheduled to expire in 1997.

One tenant, which leases 52,126 square feet or approximately 56% of the property's leasable space pursuant to a lease scheduled to expire in December 2000, generated rental income in 1996 totaling $717,713 or approximately 21% of the Partnership's consolidated rental revenue.


                              Financial Highlights
                              --------------------

For The Years Ended December 31,
(dollars in thousands except per Unit data)

                                  1996      1995      1994      1993      1992
Total income                   $ 3,813   $ 4,145   $ 4,359   $ 3,894   $ 3,419
Net income (loss)                  260     2,292       475       (55)     (122)
Net income (loss) per Unit        4.57     44.08      8.99     (1.04)    (2.33)
Net cash from operations         1,392     1,417     1,916     1,485       990
Total assets                    15,759    17,328    19,267    20,303    21,336
Mortgage note payable            4,019     4,098     4,170     4,235     4,293
Cash distributions per
 Limited Partnership Unit       $35.20(2) $77.50(1) $28.00    $22.00    $16.00

(1) Includes $54 in return of capital resulting from the sale of Diamond Springs Warehouse.
(2) Includes a special cash distribution of $9.20 per Unit paid on March 29, 1996.

The above selected financial data should be read in conjunction with the consolidated financial statements and related notes included in this report.

- Total income and net cash from operations decreased primarily due to the Partnership's lower rental income resulting from lower occupancy at 959 Ridgeway Office Building and the sale of Diamond Springs Warehouse, as well as lower other income resulting from lower tenant reimbursable income at all of the Partnership's properties.

- The decrease in net income in 1996 is primarily attributable to the recognition of the $1,870,743 gain on the sale of Diamond Springs Warehouse in 1995.

Consolidated Balance Sheets
                                              At December 31,   At December 31,
                                                        1996              1995
Assets
Real estate, at cost:
 Land                                            $ 1,348,365       $ 3,642,847
 Buildings and improvements                       10,908,774        21,780,615
                                                  12,257,139        25,423,462
 Less accumulated depreciation                    (6,341,461)      (10,186,201)
                                                   5,915,678        15,237,261

Real estate assets held for disposition            8,335,010                -
Cash and cash equivalents                            383,531        1,062,602
Restricted cash                                      187,237          115,521
Prepaid expenses, net of accumulated amortization
 of $279,881 in 1996 and $409,161 in 1995            500,469          456,924
Rent and other receivables                             1,877           31,458
Deferred rent receivable                             435,608          423,953
  Total Assets                                   $15,759,410      $17,327,719

Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses           $   265,809      $   185,215
 Prepaid rent                                         15,212                -
 Due to affiliates                                     9,211            8,069
 Security deposits payable                            68,288           68,288
 Distribution payable                                339,817          339,817
 Mortgage note payable                             4,018,893        4,098,403
  Total Liabilities                                4,717,230        4,699,792
Minority interest                                     20,383           25,519

Partners' Capital (Deficit):
 General Partners                                   (134,356)        (123,029)
 Limited Partners (51,234 units outstanding)      11,156,153       12,725,437
  Total Partners' Capital                         11,021,797       12,602,408
  Total Liabilities and Partners' Capital        $15,759,410      $17,327,719


Consolidated Statement of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                    General         Limited
                                    Partners        Partners          Total
                                    --------      ----------     ----------
Balance at December 31, 1993       $ (89,428)    $15,411,534    $15,322,106
Net income                            14,874         460,473        475,347
Distributions                        (29,276)     (1,434,417)    (1,463,693)
                                    --------      ----------     ----------
Balance at December 31, 1994        (103,830)     14,437,590     14,333,760
Net income                            33,317       2,258,483      2,291,800
Distributions                        (52,516)     (3,970,636)    (4,023,152)
                                    --------      ----------     ----------
Balance at December 31, 1995        (123,029)     12,725,437     12,602,408
Net income                            25,476         234,153        259,629
Distributions                        (36,803)     (1,803,437)    (1,840,240)
                                    --------      ----------     ----------
Balance at December 31, 1996       $(134,356)    $11,156,153    $11,021,797
                                    ========      ==========     ==========


Consolidated Statements of Operations
For the years ended December 31,                1996         1995         1994
Income
-----------                                ---------    ---------    ---------
Rental                                    $3,390,655   $3,488,485   $3,736,211
Other                                        403,298      580,687      569,373
Interest                                      19,441       75,844       52,955
  Total Income                             3,813,394    4,145,016    4,358,539

Expenses
Property operating                         1,706,859    1,651,942    1,755,374
Depreciation and amortization              1,240,363    1,432,461    1,536,864
Interest                                     426,578      434,471      441,580
Bad debt                                           -            -       13,507
General and administrative                   185,101      206,419      137,539
  Total Expenses                           3,558,901    3,725,293    3,884,864

Income before minority interest and
 gain on sale of real estate                 254,493      419,723      473,675
Minority interest                              5,136        1,334        1,672
Income before gain on sale of real estate    259,629      421,057      475,347
Gain on sale of real estate                        -    1,870,743            -
  Net Income                              $  259,629   $2,291,800   $  475,347

Net Income Allocated:
To the General Partners                   $   25,476   $   33,317   $   14,874
To the Limited Partners                      234,153    2,258,483      460,473
                                          $  259,629   $2,291,800   $  475,347
Per limited partnership unit
(51,234 outstanding)                           $4.57       $44.08        $8.99


Consolidated Statements of Cash Flows
For the years ended December 31,                1996         1995         1994
Cash Flows From Operating Activities:
Net income                                $  259,629   $2,291,800   $  475,347
Adjustments to reconcile net income to net cash
provided by operating activities:
 Depreciation                              1,138,181    1,275,580    1,406,634
 Amortization                                102,182      156,881      130,230
 Gain on sale of real estate                       -   (1,870,743)           -
 Minority interest in loss of
 consolidated venture                         (5,136)      (1,334)      (1,672)
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities:
  Restricted cash                            (71,716)     (24,631)     (37,728)
  Prepaid expenses                          (145,727)    (279,685)     (72,498)
  Rent and other receivables                  29,581       70,431           68
  Deferred rent receivable                   (11,655)     (92,592)      (3,451)
  Accounts payable and accrued expenses       80,594      (85,368)      24,534
  Prepaid rent                                15,212            -            -
  Due to affiliates                            1,142        4,869       (3,397)
  Security deposits payable                        -      (28,192)      (2,474)
Net cash provided by operating activities  1,392,287    1,417,016    1,915,593
Cash Flows From Investing Activities:
Proceeds from sale of real estate                  -    2,978,654            -
Additions to real estate                    (151,608)    (680,193)    (607,547)
Net cash provided by (used for)
  investing activities                      (151,608)   2,298,461     (607,547)
Cash Flows From Financing Activities:
Cash distributions                        (1,840,240)  (4,049,292)  (1,463,693)
Principal payments on mortgage note payable  (79,510)     (71,593)     (64,508)
Net cash used for financing activities    (1,919,750)  (4,120,885)  (1,528,201)
Net decrease in cash and cash equivalents    (679,071)   (405,408)    (220,155)
Cash and cash equivalents,
  beginning of year                         1,062,602   1,468,010    1,688,165
Cash and cash equivalents, end of year     $  383,531  $1,062,602   $1,468,010

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest     $  426,578  $  434,471   $  441,580

Supplemental Disclosure of Non-Cash Investing Activities:
Write off of fully depreciated
tenant improvements                        $  789,514  $  310,659   $  647,260


Notes to the Consolidated Financial Statements
December 31, 1996, 1995 and 1994

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

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 22, 1993, Hutton Real Estate Services, Inc., a general partner, changed its name to QP80 Real Estate Services Inc., and effective August 3, 1995, Hutton/GSH Qualified Properties 80, L.P. changed its name to Qualified Properties 80, L.P. to delete any reference to "Hutton."

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

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution.

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

Depreciation - is computed using the straight-line method based upon the estimated useful lives of the respective depreciable properties with the exception of tenant improvements which are depreciated over the terms of the respective leases.

Real Estate Assets Held for Disposition - Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. During the fourth quarter of 1996, Swenson Building Park - Building A and Stevens Creek Office Building real estate assets were reclassified as held for disposition and are no longer depreciated. No adjustments to carrying value resulted from the reclassification.

Leases - Leases are accounted for as operating leases. Leasing commissions are amortized over the term of the respective leases and are included in prepaid expenses, net of accumulated amortization.

Deferred rent receivable - Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the term of the respective leases but will not be received until later periods as a result of rental concessions.

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

Fair Value of Financial Instruments Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

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

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash primarily represents cash held in connection with future real estate tax payments.

Income Taxes - No provision for income taxes has been made in the consolidated financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

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

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

3. Partnership Agreement
The Partnership Agreement provides that the net cash from operations, as defined, for each fiscal year will be distributed on a quarterly basis 98% to the Limited Partners and 2% to the General Partners until each Limited Partner has received an 8% annual return. Remaining net cash from operations, if any, will be distributed to the General Partners until they have received 10% of the aggregate net cash from operations distributed to all partners. Thereafter, any net cash from operations will be distributed 90% to the Limited Partners and 10% to the General Partners. Net proceeds from sales or refinancings shall be distributed 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to his adjusted capital investment, as defined, and a 9% cumulative annual return thereon, reduced by any net cash from operations actually distributed to such Limited Partner. The balance of net proceeds will be distributed 85% to the Limited Partners and 15% to the General Partners.

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

4. Real Estate Investments
Real estate investments consist of four commercial office buildings acquired, directly or indirectly, by the Partnership. The purchase price amounts exclude acquisition fees and other closing costs.

                    Square                     Date                   Purchase
Property Name         Feet    Location     Acquired     Ownership        Price
-------------       ------    --------     --------     ---------     --------
959 Ridgeway        29,170    Memphis,      3/11/81     Fee         $1,707,125
Office Building               Tennessee                 Simple

889 Ridgelake       94,823    Memphis,      2/01/82     General     $8,062,500
Office Building               Tennessee                 Partnership

Swenson Business    26,907    San Jose,     4/06/84     Joint       $2,250,000
Park - Building A             California                Venture

Stevens Creek       84,916    San Jose,     6/01/87     Joint       $8,500,000
Office Building               California                Venture

Diamond Springs Warehouse was sold on March 1, 1995 for a sale price, plus non-refundable extension fees, totaling $3.195 million. Of the $3.195 million, $70,000 related to escrowed deposits applied to extension fees as a result of the multiple extensions granted by the Partnership during sale negotiations. During the fourth quarter of 1994, $60,000 of such deposits were recognized as other income and the remaining $10,000 was recognized as other income in the first quarter of 1995. The gain on disposition of the property totaled $1,870,743.

The General Partner is currently marketing Swenson Business Park - Building A and Stevens Creek Office Building for sale and expects that a sale will be completed during the second half of 1997. Accordingly, the properties have been reclassified on the Consolidated Balance Sheet as "Real estate assets held for disposition". For the year ended December 31, 1996 Swenson Business Park
- Building A had a loss from operations totaling approximately $9,700. For the year ended December 31, 1996, Stevens Creek Office Building had income from operations totaling approximately $573,000.

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

ii. Net proceeds from a sale or refinancing of the property will be distributed 100% to the Partnership until it has received 120% of its capital value, as defined. Any remaining net proceeds will be distributed 60% to the Partnership and 40% to the coventurer.

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

5. Mortgage Note Payable
The mortgage note payable is collateralized by a first deed of trust on the 889 Ridgelake Office Building and is payable in monthly installments of $42,174 including interest at 10-1/2% through 2014. Annual maturities of the mortgage note principal over the next five years are:

                 Year                   Amount
                 ----                ---------
                 1997               $   88,272
                 1998                   98,000
                 1999                  108,800
                 2000                  120,790
                 2001                  134,102
                 Thereafter          3,468,929
                 Total              $4,018,893

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.


6. Rental Income Under Operating Leases
Future minimum rental income to be received on noncancellable operating leases, as of December 31, 1996 is as follows:

                 Year                   Amount
                 ----                ---------
                 1997              $ 3,060,601
                 1998                2,815,370
                 1999                2,602,230
                 2000                2,548,886
                 2001                1,397,136
                 Thereafter            216,907
                 Total             $12,641,130

Generally, leases are for periods of 3 to 6 years and allow for increases in certain property operating expenses to be passed on to the tenants.

Two tenants at two of the Partnership's properties generated rental revenue in excess of 10% of the Partnership's 1996, 1995 and 1994 consolidated rental revenues. The rental income derived from these leases in 1996 was $717,713 and $677,328, respectively, or 21% and 20% of the Partnership's consolidated rental income. The rental income derived from these leases in 1995 was $711,374 and $677,328, respectively, or 20% and 19% of the Partnership's consolidated rental income. In 1994, rental income from these leases was $702,202 and $669,500, respectively, or 19% and 18% of the Partnership's 1994 consolidated rental income. The leases are scheduled to expire on December 31, 2000 and July 31, 2001, respectively. As of December 31, 1996, both tenants are current in their rent payments.

7. Transactions with Related Parties
The following is a summary of reimbursable amounts for out-of- pocket expenses and property management fees earned by the General Partners which are recorded in property operating and general and administrative expense during the years ended December 31, 1996, 1995 and 1994:

                                               1996       1995       1994
Reimbursement of out-of-pocket expenses     $ 2,757    $ 3,487    $ 3,582
Property management fees                     37,979     34,875     36,539
                                            $40,736    $38,362    $40,121

At December 31, 1996 and 1995, $6,920 and $7,145 were payable to the General Partners, respectively.

8. Reconciliation of Net Income to Taxable Income
Taxable income exceeded net income reported in the financial statements by $263,337, $970,710, and $190,076 for the years ended December 31, 1996, 1995 and 1994, respectively. These variances are due to approximately $550,000 of rental concessions granted in 1988 and differences in the tax basis versus the financial statement basis of the buildings and improvements and different methods of recognizing depreciation expense. The Partnership uses accelerated methods for recognizing depreciation for tax purposes and the straight-line method for financial statement purposes. In addition, rental income is recognized when received or receivable for tax purposes and on a straight-line basis for financial statement purposes.


                         Report of Independent Auditors
                         ------------------------------


General and Limited Partners
Qualified Properties 80, L.P.
   and Consolidated Ventures

We have audited the consolidated balance sheets of Qualified Properties 80, L.P. and Consolidated Ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qualified Properties 80, L.P. and Consolidated Ventures as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP

Boston, Massachusetts
January 23, 1997



             Comparison of Acquisition Costs to Appraised Value and
                                Determination of
         Net Asset Value Per $386 Unit at December 31, 1996 (Unaudited)
         -------------------------------------------------------------
                                     Date of     Acquisition     1996 Appraised
Property                         Acquisition        Cost (1)          Value (2)
959 Ridgeway                        03-11-81     $ 1,815,517        $ 1,800,000
Stevens Creek                       04-14-82       8,907,693         10,900,000
889 Ridgelake (3)                   02-01-82       3,802,102          4,181,107
Swenson Business Park - Building A  04-06-84       2,180,000          2,500,000
                                                 $16,705,312        $19,381,107

Cash and cash equivalents                                               383,531
Restricted cash                                                         187,237
Rent and other receivables                                                1,877
Prepaid expenses                                                         46,528
                                                                     20,000,280
Less:
  Total liabilities - net of mortgage note payable                     (698,337)

Partnership Net Asset Value (4)                                     $19,301,943

Net Asset Value Allocated:
  Limited Partners                                                  $19,108,924
  General Partners                                                      193,019
                                                                    $19,301,943
Net Asset Value Per Unit
  (51,234 units outstanding)                                            $372.97

(1)  Purchase price plus General Partners' acquisition fees.

(2) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1996 Appraised Value takes into account the allocation provisions of the joint venture agreements governing the distribution of sales proceeds for 889 Ridgelake, Swenson Business Park - Building A, and Stevens Creek.

(3) The Acquisition Cost and Partnership's share of the December 31, 1996 Appraised Values are net of the outstanding mortgage loan balances at the time of acquisition and at December 31, 1996, respectively.

(4) Based on the 1996 Appraised Values of the Properties by an independent appraiser and the remaining assets and liabilities of the Partnership at December 31, 1996, the actual Net Asset Value of each unit is $372.97. The Net Asset Value represents the amount each Limited Partner would receive if the Properties were sold at their current appraised values and net proceeds were distributed in the liquidation of the Partnership. Real Estate brokerage commissions and other costs associated with selling the Partnership's properties are not determinable at this time and as such are not included in the calculation. Since the Partnership would incur these expenses in the sale of its Properties cash available for the distribution to the Partners would be less than the Net Asset Value. The current market value of the Units may differ substantially from their Net Asset Value.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.