Form 10-K, Exhibit 13
period 1997-12-31
HUTTON GSH QUALIFIED PROPERTIES 80
filed 1998-03-30
CIK 317279

Exhibit (13)

                  Qualified Properties 80, L.P.

                1997 Annual Report to Unitholders





                  Qualified Properties 80, L.P.


Qualified Properties 80, L.P., is a limited partnership formed in 1981 to acquire, operate and hold for investment commercial real estate. The Partnership's two remaining properties, 889 Ridgelake Office Building and 959 Ridgeway Office Building, are both located in Memphis, Tennessee. Provided below is a comparison of lease levels at the properties as of December 31, 1997 and 1996.


                                                           Percentage
                                                             Leased
      Property                             Location        1997  1996
      959 Ridgeway Office Building         Memphis, TN      63%   11%
      889 Ridgelake Office Building        Memphis, TN     100%  100%






                            Contents

                      1   Message to Investors
                      3   Financial Highlights
                      4   Consolidated Financial Statements
                      7   Notes to the Consolidated Financial Statements
                     12   Report of Independent Auditors
                     13   Net Asset Valuation









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







                      Message to Investors


  We are pleased to present the 1997 Annual Report for Qualified Properties 80, L.P. (the "Partnership"). Included in this report is a review of the Partnership's property sales and an update on the operations and marketing of the Partnership's remaining properties, 889 Ridgelake Office Building and 959 Ridgeway Office Building. Also included are financial highlights and the Partnership's audited financial statements for the year ended December 31, 1997.

  Sales/Marketing Update
  Over the past few months, we completed the sale of two of the Partnership's four properties. On November 10, 1997, the Partnership closed on the sale of Swenson Business Park - Building A (the "Swenson Property") which was sold for net proceeds of $2,910,342. In addition, the Partnership closed on the sale of Stevens Creek Office Building the ("Stevens Creek Property"),
  on February 2, 1998 for net proceeds of $15,223,030. As discussed later in this report, the proceeds from the Swenson Property were paid to Limited Partners in November 1997 and the proceeds from the Stevens Creek Property will be paid in April 1998. With regard to the Partnership's remaining two properties, we are in the process of engaging a real estate brokerage firm to assist with our efforts in selling the properties. Once the properties are sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of or provision for, the Partnership's liabilities and expenses), and dissolve
  the Partnership.   While we currently anticipate that they will be sold and
  the Partnership liquidated in 1998, there can be no assurance that either property will be sold within this time frame, or that the sales, will result in a particular price.

  Property Update
  Market conditions for office properties in Memphis remained strong in 1997, with vacancy in the East Memphis submarket, where both properties are located, falling to 5% at year-end 1997, compared to 6% at year-end 1996 and absorption and rental rates increasing from a year earlier. Although competition for tenants will likely intensify in the future as development projects currently underway are completed, it is expected that operating conditions and property values will remain strong in the near term.

  These strong conditions spurred on leasing activity at 959 Ridgeway Office Building. We are pleased to report the execution of a new five-year lease for 15,300 square feet, increasing the property's lease level to 63% as of December 31, 1997. The General Partners are aggressively marketing the property's vacant space. No leases are scheduled to expire in 1998.

  At 889 Ridgelake Office Building, operations remained stable and the property was 100% leased at December 31, 1997. During the year, one tenant representing 9,656 square feet, pursuant to a lease originally scheduled to expire on February 1997, renewed its lease for an additional two years. Another tenant leasing 1,978 square feet, pursuant to a lease originally scheduled to expire in January 1998, renewed its lease for another two years. One lease representing 8% of the total leasable area is scheduled to expire in 1998.

  Cash Distributions
  On or about April 3, 1998, the Partnership will pay a special cash distribution totaling $261.45 per Unit to Limited Partners of record as of April 1, 1998. This distribution reflects your share of the net proceeds received from the sale of the Stevens Creek Property. Another special istribution of $50.00 per Unit was paid on November 28, 1997, representing the net proceeds from the sale of the Swenson Property. Including these distributions, Limited Partners have received cash distributions totaling $813.25 per original $500 Unit. Since inception, the Partnership has paid distributions of cash flow from operations in the amount of $387.80 per Unit and return of capital payments in the amount of $425.45 per Unit.

  Quarterly cash distributions from operations were suspended commencing in the second quarter of 1997 in consideration of the Partnership's marketing efforts and the need to fund several major capital improvements at the properties to better position them for sale. As discussed above, the General Partners are in the process of engaging a brokerage firm to assist with our efforts in marketing 959 Ridgeway and 889 Ridgelake. Accordingly, cash distributions will remain suspended until the properties are sold, at which time the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of or provision for, the Partnership's liabilities and expenses).

  Cash Distributions Per Limited Partnership Unit

             First     Second     Third    Fourth
           Quarter    Quarter   Quarter   Quarter     Total
  1996      $15.701   $  6.50   $  6.50   $  6.50    $35.20
  1997      $ 4.00    $  0.00   $  0.00   $ 50.002   $54.00

 1 Includes a special cash distribution of $9.20 per Unit paid on March 29,
   1996.
 2 Includes $50 in return of capital resulting from the sale of Swenson
   Business Park-Building A.

  General Information
  As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that Limited Partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

  Summary
  We are pleased to have successfully completed the sale of the Swenson and Stevens Creek Properties, and hope our marketing efforts will result in a sale of 889 Ridgelake Office Building and 959 Ridgeway Office Building during 1998. In the interim, we will continue to focus on leasing initiatives at both properties. We will keep you apprised of significant developments in future reports.

  Very truly yours,

  QP80 Real Estate Services Inc.           Hogan Stanton Investment, Inc.
  General Partner                          General Partner of HS Advisors, Ltd.

  /s/Jeffrey C. Carter                     /s/ Mark P. Mikuta
  Jeffrey C. Carter                        Mark P. Mikuta
  President                                President

  March 30, 1998



                      Financial Highlights


For The Years Ended December 31, 1997
(dollars in thousands except per Unit data)

                                     1997      1996      1995     1994    1993
Total income                      $ 3,503   $ 3,813   $ 4,145  $ 4,359 $ 3,894
Gain on sale of real estate assets  1,337         _     1,871        _       _
Net income (loss)                   1,693       260     2,292      475     (55)
Net income (loss) per Unit          32.89      4.57     44.08     8.99   (1.04)
Net cash from operations              955     1,392     1,417    1,916   1,485
Total assets                       14,148    15,759    17,328   19,267  20,303
Mortgage note payable               3,931     4,019     4,098    4,170   4,235
Cash distributions per
    Limited Partnership Unit      $54.001   $35.202   $77.503  $28.00  $ 22.00

1 Includes $50 in return of capital resulting from the sale of Swenson Business
  Park - Building A.
2 Includes a special cash distribution of $9.20 per Unit paid on March 29,1996. 3 Includes $54 in return of capital resulting from the sale of Diamond Springs
  Warehouse.

The above selected financial data should be read in conjunction with the consolidated financial statements and related notes included in this report.

* Total income and net cash from operations decreased primarily due to lower rental income in 1997 resulting from lower average occupancy at 959 Ridgeway Office Building and the sale of the Swenson property.

* The increase in net income in 1997 is primarily attributable to the recognition of the gain on the sale of the Swenson property. Income before gain on sale of real estate was $356,500 ($6.89 per Unit) in 1997 compared to $259,629 ($4.57 per Unit) in 1996. This increase is primarily due to a decrease in depreciation expense.

Consolidated Balance Sheets             At December 31,      At December 31,
                                                   1997                 1996
Assets
Real estate, at cost:
 Land                                       $ 1,348,365          $ 1,348,365
 Buildings and improvements                  10,562,735           10,908,774
                                             11,911,100           12,257,139
 Less accumulated depreciation               (6,516,375)          (6,341,461)
                                              5,394,725            5,915,678

Real estate assets held for disposition       7,359,706            8,932,613
Cash and cash equivalents                     1,023,370              383,531
Restricted cash                                  50,567              187,237
Prepaid expenses, net of accumulated
amortization of $132,997 in 1997
and $100,571 in 1996                            205,922              208,383
Rent and other receivables                          439                1,877
Deferred rent receivable                        113,664              130,091
  Total Assets                              $14,148,393          $15,759,410

Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses      $   220,073          $   265,809
 Prepaid rent                                         _               15,212
 Due to affiliates                                4,922                9,211
 Security deposits payable                       60,521               68,288
 Distribution payable                                 _              339,817
 Mortgage note payable                        3,930,621            4,018,893
  Total Liabilities                           4,216,137            4,717,230
Minority interest                                13,865               20,383
Partners' Capital (Deficit):
 General Partners                              (156,069)            (134,356)
 Limited Partners (51,234 units outstanding) 10,074,460           11,156,153
  Total Partners' Capital                     9,918,391           11,021,797
  Total Liabilities and Partners' Capital   $14,148,393          $15,759,410



Consolidated Statement of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995

                                     General         Limited
                                    Partners        Partners             Total
Balance at December 31, 1994       $(103,830)    $14,437,590       $14,333,760
Net income                            33,317       2,258,483         2,291,800
Distributions                        (52,516)     (3,970,636)       (4,023,152)
Balance at December 31, 1995        (123,029)     12,725,437        12,602,408
Net income                            25,476         234,153           259,629
Distributions                        (36,803)     (1,803,437)       (1,840,240)
Balance at December 31, 1996        (134,356)     11,156,153        11,021,797
Net income                             8,345       1,684,943         1,693,288
Distributions                        (30,058)     (2,766,636)       (2,796,694)
Balance at December 31, 1997       $(156,069)    $10,074,460       $ 9,918,391



Consolidated Statements of Operations
For the years ended December 31,                 1997        1996        1995

Income
Rental                                     $3,144,174  $3,390,655  $3,488,485
Other                                         339,357     403,298     580,687
Interest                                       19,046      19,441      75,844
  Total Income                              3,502,577   3,813,394   4,145,016

Expenses
Property operating                          1,915,443   1,706,859   1,651,942
Depreciation and amortization                 563,501   1,240,363   1,432,461
Interest                                      419,922     426,578     434,471
General and administrative                    253,729     185,101     206,419
  Total Expenses                            3,152,595   3,558,901   3,725,293
Income before minority interest and
 gain on sale of real estate                  349,982     254,493     419,723
Minority interest                               6,518       5,136       1,334
Income before gain on sale of real estate     356,500     259,629     421,057
Gain on sale of real estate                 1,336,788           _   1,870,743
  Net Income                               $1,693,288  $  259,629  $2,291,800
Net Income Allocated:
To the General Partners                    $    8,345  $   25,476  $   33,317
To the Limited Partners                     1,684,943     234,153   2,258,483
                                           $1,693,288  $  259,629  $2,291,800
Per limited partnership unit
(51,234 outstanding)                           $32.89       $4.57      $44.08




Consolidated Statements of Cash Flows
For the years ended December 31,                 1997        1996         1995

Cash Flows From Operating Activities:
Net income                                $ 1,693,288 $   259,629  $ 2,291,800
Adjustments to reconcile net income to net cash
provided by operating activities:
 Depreciation                                 520,953   1,138,181    1,275,580
 Amortization                                  42,548     102,182      156,881
 Gain on sale of real estate               (1,336,788)          _   (1,870,743)
 Minority interest in loss of
  consolidated venture                         (6,518)     (5,136)      (1,334)
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities:
  Restricted cash                             136,670     (71,716)     (24,631)
  Prepaid expenses                            (40,088)   (145,727)    (279,685)
  Rent and other receivables                    1,438      29,581       70,431
  Deferred rent receivable                     16,426     (11,655)     (92,592)
  Accounts payable and accrued expenses       (45,736)     80,594      (85,368)
  Prepaid rent                                (15,212)     15,212            _
  Due to affiliates                            (4,289)      1,142        4,869
  Security deposits payable                    (7,767)          _      (28,192)
Net cash provided by operating activities     954,925   1,392,287    1,417,016

Cash Flows From Investing Activities:
Proceeds from sale of real estate           2,909,697           _    2,978,654
Additions to real estate                            _    (151,608)    (680,193)
Net cash provided by (used for)
investing activities                        2,909,697    (151,608)   2,298,461

Cash Flows From Financing Activities:
Cash distributions                         (3,136,511) (1,840,240)  (4,049,292)
Principal payments on mortgage note payable   (88,272)    (79,510)     (71,593)
Net cash used for financing activities     (3,224,783) (1,919,750)  (4,120,885)
Net increase (decrease) in cash and
cash equivalents                              639,839    (679,071)    (405,408)
Cash and cash equivalents, beginning of year  383,531   1,062,602    1,468,010
Cash and cash equivalents, end of year    $ 1,023,370 $   383,531  $ 1,062,602

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest    $   419,922 $   426,578  $   434,471

Supplemental Disclosure of Non-Cash Investing Activities:
Write off of fully depreciated tenant
improvements                              $   424,549 $   789,514  $   310,659

Due to the sale of Swenson Park Alpha Building, deferred rent receivable and prepaid leasing in the amounts of $40,141, and $35,322 were reflected in the calculation of gain on sale for year ended 1997.




Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

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

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 22, 1993, Hutton Real Estate Services, Inc., a general partner, changed its name to QP80 Real Estate Services Inc., and effective August 3, 1995, Hutton/GSH Qualified Properties 80 L.P. changed its name to Qualified Properties 80, L.P. to delete any reference to "Hutton."

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

2. Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of the Partnership and its ventures, 889 Ridge Lake Boulevard Partnership, Alpha Building Associates Joint Venture ("Swenson Business Park") and 5300 Stevens Creek Boulevard Joint Venture. Intercompany accounts and transactions between the Partnership and the ventures are eliminated in consolidation.

Real Estate Investments Real estate investments, which consist of commercial buildings, are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees, other miscellaneous acquisition costs and capital improvements.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective depreciable properties with the exception of tenant improvements which are depreciated over the terms of the respective leases.

Real Estate Assets Held for Disposition Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. During the fourth quarter of 1996, Swenson Building Park - Building A and Stevens Creek Office Building real estate assets were reclassified as held for disposition and were no longer depreciated.

Leases Leases are accounted for as operating leases. Leasing commissions are amortized over the term of the respective leases and are included in prepaid expenses, net of accumulated amortization.

Deferred rent receivable Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the term of the respective leases but will not be received until later periods as a result of rental concessions.

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995.

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

Cash and Cash Equivalents Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash Restricted cash primarily represents cash held in connection with future real estate tax payments.

Income Taxes No provision for income taxes has been made in the consolidated financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

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

4. Real Estate Investments
As of December 31, 1997, real estate investments consist of three commercial office buildings acquired, directly or indirectly, by the Partnership. Purchase price amounts exclude acquisition fees and other closing costs.

                    Square                    Date                  Purchase
Property Name         Feet    Location    Acquired    Ownership        Price
959 Ridgeway        29,170    Memphis,     3/11/81    Fee         $1,707,125
Office Building               Tennessee               Simple

889 Ridgelake       94,823    Memphis,     2/01/82    General     $8,062,500
Office Building               Tennessee               Partnership

Stevens Creek       84,916    San Jose,    6/01/87    Joint       $8,500,000
Office Building*              California              Venture

*Sold February 2, 1998.

The partnership agreement for 889 Ridgelake Boulevard Partnership provides that all losses, income, net cash from operations and net proceeds from a sale or refinancing will be allocated 95% to the Partnership and 5% to the coventurer.

The sale of Swenson Business Park - Building A closed on November 10, 1997, to an unaffiliated third party for total proceeds, before closing adjustments, of $3.01 million. The gain on the sale of the property totaled $1,336,788. For the year ended December 31, 1997, Swenson Business Park - Building A had income from operations totaling approximately $61,000.

On February 2, 1998, the Partnership closed on the sale of Stevens Creek Office Building. The property was sold for net proceeds of $15,223,030 to 5300 Stevens Creek Boulevard Inc. (the "Buyer"), a Delaware Corporation unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Joint Venture and the Buyer. The transaction resulted in a gain on sale of approximately $7.9 million, which will be reflected in the Partnership's statement of operations for the three months ending March 31, 1998. The property was reclassified on the Consolidated Balance Sheet as "Real estate assets held for disposition" during 1996. For the year ended December 31, 1997, Stevens Creek Office Building had income from operations totaling approximately $857,000.

The Joint Venture agreement for 5300 Stevens Creek Boulevard, which owns the Stevens Creek Office Building, substantially provides that:

i. Net cash from operations will first be distributed 100% to the Partnership until it has received an annual,noncumulative
     10 3/8% return on its capital contribution, as defined.
     Secondly, net cash from operations will be distributed to the coventurers until they have received an annual amount of $207,500. Any remaining net cash from operations will be distributed 50% to the Partnership and 50% to the coventurers.

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

5. Mortgage Note Payable
The mortgage note payable is collateralized by a first deed of trust on the 889 Ridgelake Office Building and is payable in monthly installments of $42,174 including interest at 10-1/2% through 2014. Annual maturities of the mortgage note principal over the next five years are:

                 Year                   Amount
                 1998              $    98,000
                 1999                  108,800
                 2000                  120,790
                 2001                  134,102
                 2002                  148,880
                 Thereafter          3,320,049
                 Total             $ 3,930,621

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

6. Rental Income Under Operating Leases
Future minimum rental income to be received on noncancellable operating leases, as of December 31, 1997 is as follows:

                 Year                   Amount
                 1998                1,590,538
                 1999                1,497,304
                 2000                1,438,122
                 2001                  620,260
                 2002                  354,233
                 Thereafter             68,850
                 Total              $5,569,307

The rental income does not include rental income for Stevens Creek because the property was sold on February 2, 1998.

Generally, leases are for periods of 3 to 6 years and allow for increases in certain property operating expenses to be passed on to the tenants.

Two tenants at two of the Partnership's properties (889 Ridgelake and Stevens Creek) generated rental revenue in excess of 10% of the Partnership's 1997, 1996 and 1995 consolidated rental revenues. The rental income derived from the Ridgelake tenant in 1997, 1996, and 1995 was $723,980, $717,713, and $717,374 or 23%, 21%, and 19%, respectively, of the Partnership's consolidated rental revenues for each year. The rental income derived from the Stevens Creek Office Building tenant in 1997, 1996, and 1995 was $677,328 per year, or 22%, 20%, and 18%, respectively, of the Partnership's consolidated rental revenues for each year. The Ridgelake lease is scheduled to expire on December 31, 2000 and as of December 31, 1997, the tenant is current in its rental payments. The Stevens Creek Office Building was sold on February 2, 1998 (see Note 4).

7. Transactions with Related Parties
The following is a summary of reimbursable amounts for out-of-pocket expenses and property management fees earned by the General Partners which are recorded in general and administrative expense during the years ended December 31, 1997, 1996 and 1995:

                                               1997      1996      1995
Reimbursement of out-of-pocket expenses     $ 1,425  $  2,757  $  3,487
Property management fees                     28,715    37,979    34,875
                                            $30,140   $40,736   $38,362

At December 31, 1997 and 1996, $4,922 and $6,920 were payable to the General Partners, respectively.

8. Reconciliation of Net Income to Taxable Income
Taxable income exceeded net income reported in the financial statements by $821,656, $263,337, and $970,710 for the years ended December 31, 1997, 1996 and 1995, respectively. These variances are due to approximately $550,000 of rental concessions granted in 1988 and differences in the tax basis versus the financial statement basis of the buildings and improvements and different methods of recognizing depreciation expense. The Partnership uses accelerated methods for recognizing depreciation for tax purposes and the straight-line method for financial statement purposes. In addition, rental income is recognized when received or receivable for tax purposes and on a straight-line basis for financial statement purposes.



                 Report of Independent Auditors


General and Limited Partners
Qualified Properties 80, L.P.
   and Consolidated Ventures

We have audited the accompanying consolidated balance sheets of Qualified Properties 80, L.P. and Consolidated Ventures as of December 31, 1997 and 1996, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qualified Properties 80, L.P. and Consolidated Ventures at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP

Boston, Massachusetts
February 2, 1998




                       Net Asset Valuation

     Comparison of Acquisition Costs to Appraised Value and Determination of
          Net Asset Value Per $336 Unit at December 31, 1997 (Unaudited)

                               Date of      Acquisition         1997 Appraised
Property                   Acquisition         Cost (1)              Value (2)
959 Ridgeway                  03-11-81     $  1,815,517           $  2,050,000
Stevens Creek                 04-14-82        8,907,693             15,223,030
889 Ridgelake (3)             02-01-82        3,802,102              4,844,379
                                           $ 14,525,312           $ 22,117,409

Cash and cash equivalents                                            1,023,370
Restricted cash                                                         50,567
Rent and other receivables                                                 439
Prepaid expenses                                                        39,530
                                                                    23,231,315
Less:
  Total liabilities - net of mortgage note payable                    (285,516)

  Partnership Net Asset Value (4)                                 $ 22,945,799

Net Asset Value Allocated:
  Limited Partners                                                $ 22,716,341
  General Partners                                                     229,458
                                                                  $ 22,945,799
Net Asset Value Per Unit
  (51,234 units outstanding)                                           $443.38

(1) Purchase price plus General Partners' acquisition fees.

(2) This represents the Partnership's share of the December 31, 1997 Appraised Values which were determined by an independent property appraisal firm. The Partnership's share of the December 31, 1997 Appraised Value takes into account the allocation provisions of the joint venture agreements governing the distribution of sales proceeds for 889 Ridgelake and Stevens Creek.

(3) The Acquisition Cost and Partnership's share of the December 31, 1997 Appraised Values are net of the outstanding mortgage loan balances at the time of acquisition and at December 31,1997, respectively.

(4) Based on the 1997 Appraised Values of the Properties by an independent appraiser and the remaining assets and liabilities of the Partnership at December 31, 1997, the actual Net Asset Value of each unit is $443.38.
    The Net Asset Value represents the amount each Limited Partner would receive if the Properties were sold at their current appraised values and net proceeds were distributed in the liquidation of the Partnership. Real Estate brokerage commissions and other costs associated with selling the Partnership's properties are not determinable at this time and as such are not included in the calculation. Since the Partnership would incur these expenses in the sale of its Properties cash available for the distribution to the Partners would be less than the Net Asset Value.
    The current market value of the Units may differ substantially from their Net Asset Value.

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


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1997
                                            Held for disposition:
Commercial Property:                959          889       Stevens
Consolidated Ventures:         Ridgeway    Ridgelake         Creek       Total

Location                    Memphis, TN  Memphis, TN  San Jose, CA         na

Construction date                  1977         1980          1981         na
Acquisition date                    (1)     02-01-82      06-01-87         na
Life on which depreciation
in latest income statement
is computed (2)              1-25 years   1-25 years   1-25 years           na
Encumbrances                 $        _  $ 4,018,893  $         _  $ 4,018,893
Initial cost to Partnership:
     Land                       424,954      923,411    1,691,002    3,039,367
     Buildings and
     improvements             1,430,576    7,792,436    7,146,336   16,369,348
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements           603,828    1,767,351    2,327,879    4,699,058
     Deferred Rent Receivable         _            _      265,377      265,377
     Prepaid Leasing Costs            _            _      256,765      256,765
Retirements (3)                (346,039)    (685,417)  (1,123,154)  (2,154,610)
Gross amount at which
carried at close of period (4):
     Land                    $  424,954  $   923,411  $ 1,691,002  $ 3,039,367
     Buildings and
     improvements             1,688,365    8,874,370    8,873,203   19,435,938
                             $2,113,319  $ 9,797,781  $10,564,205  $22,475,305

Accumulated depreciation (5) $1,082,318  $ 5,434,057  $ 3,204,499  $ 9,720,874

(1) Joint Venture interest acquired March 11, 1981. Minority partner's interest acquired March 1, 1982. The Partnership is now sole owner of the property.
(2) Tenant improvements are depreciated on a straight-line basis over lives of the respective leases.
(3) Retirements are cumulative since acquisition.
(4) For Federal income tax purposes, the basis of land, buildings and improvements is $22,983,234.
(5) For Federal income tax purposes, the amount of accumulated depreciation is $16,617,126.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:

                                        1997           1996           1995
Real estate investments:
Beginning of year                $25,383,159    $25,423,462    $27,255,047
Additions                                  _        151,608        680,193
Deferred Rent Receivable                   _        305,518              _
Prepaid Leasing Costs                      _        292,085              _
Retirements                         (424,548)      (789,514)      (310,659)
Dispositions                      (2,483,306)             _     (2,201,119)
End of year                      $22,475,305    $25,383,159    $25,423,462

Accumulated depreciation:
Beginning of year                $10,534,868    $10,186,201    $10,314,488
Depreciation expense                 520,953      1,138,181      1,275,580
Retirements                         (424,548)      (789,514)      (310,659)
Dispositions                        (910,399)             _     (1,093,208)
End of year                      $ 9,720,874    $10,534,868    $10,186,201




                 Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Qualified Properties 80, L.P. of our report dated February 2, 1998, included in the 1997 Annual Report of Qualified Properties 80, L.P.
and Consolidated Ventures.

Our audit also included the financial statement schedule of Qualified Properties 80, L.P. and Consolidated Ventures listed in Item 14(a).
This schedule is the responsibility of the Partnership's management.
Our responsibility is to express an opinion based on our audit. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                   ERNST & YOUNG  LLP

Boston, Massachusetts
February 2, 1998