Form 10-K, Exhibit 13
period 1998-12-31
HUTTON GSH QUALIFIED PROPERTIES 80
filed 1999-03-30
CIK 317279

Exhibit (13)

                          Qualified Properties 80, L.P.

                        1998 Annual Report to Unitholders

--------------------------------------------------------------------------------
                          QUALIFIED PROPERTIES 80, L.P.
--------------------------------------------------------------------------------



     Qualified Properties 80, L.P., is a limited partnership formed in 1981 to acquire, operate and hold for investment commercial real estate. The Partnership's two remaining properties, 889 Ridgelake Office Building and 959 Ridgeway Office Building, are both located in Memphis, Tennessee in close proximity to Interstate 240. The 889 Ridgelake Office Building is a multi-tenanted, three-story building, containing 104,720 rentable square feet. The 959 Ridgeway Office Building is a multi-tenanted, two-story building, containing 32,771 rentable square feet. Provided below is a comparison of lease levels at the properties as of December 31, 1998 and 1997.



                                                            Percentage
                                                              Leased
     Property                          Location         1998          1997
     --------                          --------         ----          ----
     959 Ridgeway Office Building      Memphis, TN       63%           63%
     889 Ridgelake Office Building     Memphis, TN      100%          100%



                                    Contents

                1  Message to Investors

                3  Consolidated Financial Statements

                6  Notes to the Consolidated Financial Statements

               11  Report of Independent Auditors

               12  Net Asset Valuation

1


--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


We are pleased to present the 1998 Annual Report for Qualified Properties 80, L.P. (the "Partnership"). Included in this report is an update on the operations and marketing of the Partnership's remaining properties, 889 Ridgelake Office Building and 959 Ridgeway Office Building. Also included are financial highlights and the Partnership's audited financial statements for the year ended December 31, 1998.

Marketing Update
As previously reported, we are actively marketing the Partnership's remaining properties for sale and have engaged a real estate brokerage firm to assist in our marketing efforts. We are pleased to report that the Partnership has executed a letter of intent with the joint venture partner to purchase both properties and is currently negotiating a purchase and sale agreement. While we currently anticipate that the properties will be sold during the first half of 1999, there can be no assurance that the sales will occur within this time frame. Once the properties are sold, we will distribute the net proceeds, together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses) and subsequently dissolve the Partnership.

Leasing Update
889 Ridgelake Office Building - During 1998, one tenant vacated its space totaling 2,215 square feet and we subsequently re-leased the space. We also executed one lease renewal totaling 6,000 square feet. As a result, as of year-end 1998, the property's occupancy was 100%, unchanged from a year earlier. Two leases totaling 14,621 square feet are scheduled to expire during 1999, representing 16.5% of the property's leasable area.

959 Ridgeway Office Building - There was no leasing activity at the property during the year and the property's 63% occupancy rate remained unchanged from year-end 1997. We continue to actively market the property's vacant space. There are no scheduled lease expirations in 1999.

Memphis Market Update
The Memphis office market continued to perform well during 1998. In particular, the East Memphis submarket where both properties are located, remains one of the strongest areas for growth with a vacancy rate for the year ending December 31, 1998 of 6.3% compared to 7.2% in 1997. New construction has been strong in the East Memphis submarket, with 417,000 square feet delivered in 1998. Demand has kept pace with this new supply, and rental rates have risen.

Cash Distributions
On April 7, 1998, the Partnership paid a special cash distribution totaling $261.45 per Unit to Limited Partners representing the net proceeds from the sale of the Stevens Creek Office Building in February 1998. Since inception, the Partnership has paid total cash distributions of $813.25 per original $500 Unit, including $425.45 per Unit in return of capital payments which have reduced the size of each Unit from $500 to $74.55.

Financial Highlights
Provided below is a review of Partnership operations for the year ended December 31st of the indicated years:

                                                        1998          1997
      --------------------------------------------------------------------
      Total Income                                $2,153,130    $3,502,577
      Property Operating Expenses                    998,730     1,915,443
      Net Income                                   6,012,382     1,693,288
      Net Cash provided by Operating Activities      324,507       954,925
      --------------------------------------------------------------------

   o Total income and property operating expenses decreased due to the sale of Swenson Business Park - Building A and Stevens Creek Office Building in November 1997 and February 1998, respectively.

   o The increase in net income is primarily attributable to the $7,829,940 gain on the sale of Stevens Creek Office Building.

   o The decrease in net cash provided by operating activities is primarily attributable to a decrease in total income as a result of the sale of two properties.

General Information
We will keep you updated with respect to the potential sales of the Partnership's remaining two properties. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at (617) 342-4225, and the Partnership's administrative agent can be reached at (248) 637-7900.

Very truly yours,

QP80 Real Estate Services Inc.              Hogan Stanton Investment, Inc.
General Partner                             General Partner of HS Advisors, Ltd.



Michael T. Marron                           Mark P. Mikuta
President                                   President

March 30, 1999

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1998              1997
-------------------------------------------------------------------------------------
Assets Real estate, at cost:
  Land                                                  $        --       $ 1,348,365
  Buildings and improvements                                     --        10,562,735
                                                        -----------------------------
                                                                 --        11,911,100
  Less accumulated depreciation                                  --        (6,516,375)
                                                        -----------------------------
                                                                 --         5,394,725
Real estate assets held for disposition                   5,605,771         7,359,706
Cash and cash equivalents                                 1,938,059         1,023,370
Restricted cash                                              77,510            50,567
Prepaid expenses, net of accumulated amortization
  of $132,997 in 1997                                        10,225           205,922
Rent and other receivables                                    3,523               439
Deferred rent receivable                                         --           113,664
-------------------------------------------------------------------------------------
      Total Assets                                      $ 7,635,088       $14,148,393
=====================================================================================
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Accounts payable and accrued expenses                 $   269,259       $   220,073
  Due to affiliates                                          11,946             4,922
  Security deposits payable                                      --            60,521
  Mortgage note payable                                   3,832,621         3,930,621
                                                        -----------------------------
      Total Liabilities                                   4,113,826         4,216,137
                                                        -----------------------------
Minority interest                                         1,120,945            13,865
Partners' Capital (Deficit):
  General Partners                                         (225,429)         (156,069)
  Limited Partners (51,234 units outstanding)             2,625,746        10,074,460
                                                        -----------------------------
      Total Partners' Capital                             2,400,317         9,918,391
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital           $ 7,635,088       $14,148,393
=====================================================================================


-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997 and 1996
                                              General         Limited
                                             Partners        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995                $(123,029)   $ 12,725,437    $ 12,602,408
Net income                                     25,476         234,153         259,629
Distributions                                 (36,803)     (1,803,437)     (1,840,240)
-------------------------------------------------------------------------------------
Balance at December 31, 1996                 (134,356)     11,156,153      11,021,797
Net income                                      8,345       1,684,943       1,693,288
Distributions                                 (30,058)     (2,766,636)     (2,796,694)
-------------------------------------------------------------------------------------
Balance at December 31, 1997                 (156,069)     10,074,460       9,918,391
Net income                                     65,945       5,946,437       6,012,382
Distributions                                (135,305)    (13,395,151)    (13,530,456)
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $(225,429)   $  2,625,746    $  2,400,317
=====================================================================================

See accompanying notes to the consolidated financial statements.

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Income
Rental                                    $ 1,867,782     $ 3,144,174     $ 3,390,655
Interest                                      234,732          19,046          19,441
Other                                          50,616         339,357         403,298
                                          -------------------------------------------
      Total Income                          2,153,130       3,502,577       3,813,394
-------------------------------------------------------------------------------------
Expenses
Property operating                            998,730       1,915,443       1,706,859
Depreciation and amortization                 285,572         563,501       1,240,363
Interest                                      410,815         419,922         426,578
General and administrative                    388,205         253,729         185,101
                                          -------------------------------------------
      Total Expenses                        2,083,322       3,152,595       3,558,901
-------------------------------------------------------------------------------------
Income before minority interest and
  gain on sale of real estate                  69,808         349,982         254,493
Minority interest                          (1,887,366)          6,518           5,136
                                          -------------------------------------------
Income (loss) before gain on sale
of real estate                             (1,817,558)        356,500         259,629
Gain on sale of real estate                 7,829,940       1,336,788              --
-------------------------------------------------------------------------------------
      Net Income                          $ 6,012,382     $ 1,693,288     $   259,629
=====================================================================================
Net Income Allocated:
To the General Partners                   $    65,945     $     8,345     $    25,476
To the Limited Partners                     5,946,437       1,684,943         234,153
-------------------------------------------------------------------------------------
                                          $ 6,012,382     $ 1,693,288     $   259,629
=====================================================================================
Per limited partnership unit
(51,234 outstanding)                         $ 116.06         $ 32.89          $ 4.57
-------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                               $  6,012,382     $ 1,693,288     $   259,629
Adjustments to reconcile net income
to net cash provided by operating
activities:
  Depreciation                                259,261         520,953       1,138,181
  Amortization                                 26,311          42,548         102,182
  Gain on sale of real estate              (7,829,940)     (1,336,788)             --
  Minority interest in gain (loss) of
  consolidated venture                      1,887,366          (6,518)         (5,136)
  Increase (decrease) in cash arising
  from changes in operating assets and
  liabilities:
    Restricted cash                           (26,943)        136,670         (71,716)
    Prepaid expenses                           (7,313)        (40,088)       (145,727)
    Rent and other receivables                 (3,084)          1,438          29,581
    Deferred rent receivable                    7,546          16,426         (11,655)
    Accounts payable and accrued
    expenses                                   52,418         (45,736)         80,594
    Prepaid rent                                   --         (15,212)         15,212
    Due to affiliates                           7,024          (4,289)          1,142
    Security deposits payable                 (60,521)         (7,767)             --
                                         --------------------------------------------
Net cash provided by operating
activities                                    324,507         954,925       1,392,287
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from sale of real estate          15,223,030       2,909,697              --
Additions to real estate                     (224,106)             --        (151,608)
                                         --------------------------------------------
Net cash provided by (used for)
investing activities                       14,998,924       2,909,697        (151,608)
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Cash distributions, including
distributions to minority investors       (14,310,742)     (3,136,511)     (1,840,240)
Principal payments on mortgage
note payable                                  (98,000)        (88,272)        (79,510)
                                         --------------------------------------------
Net cash used for financing activities    (14,408,742)     (3,224,783)     (1,919,750)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash
and cash equivalents                          914,689         639,839        (679,071)
Cash and cash equivalents,
beginning of year                           1,023,370         383,531       1,062,602
                                         --------------------------------------------
Cash and cash equivalents,
end of year                              $  1,938,059     $ 1,023,370     $   383,531
=====================================================================================
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest   $    410,815     $   419,922     $   426,578
-------------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Investing Activities:
Write off of fully depreciated
tenant improvements                      $         --     $   424,549     $   789,514
-------------------------------------------------------------------------------------

Due to the sale of Swenson Business Park - Building A, deferred rent receivable and prepaid leasing in the amounts of $40,141, and $35,322 were reflected in the calculation of gain on sale for year ended 1997.

In connection with the General Partners' intent to sell the properties, real estate held for investment, deferred rent receivable and prepaid leasing commissions in the amounts of $5,310,647, $106,118, and $189,006, respectively, were reclassified to
"Real estate assets held for disposition" in 1998. In 1996, a similar transfer was made in connection with the General Partners' intent to sell Swenson Business Park -
Building A and Stevens Creek Office Building.
-------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

1. Organization
Qualified Properties 80, L.P. (the "Partnership") was organized as a Limited Partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed January 13, 1981 (the "Partnership Agreement"). The Partnership was formed for the purpose of investing in and operating certain types of commercial real estate. The General Partners of the Partnership are QP80 Real Estate Services Inc. ("QP80 Services"), which is an affiliate of Lehman Brothers Inc. (see below) and HS Advisors, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. ("GSH"). The General Partners expect to liquidate the Partnership in 1999.

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

On the 1st day of August, 1993, GSH transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler ("HK") were also obtained by GSHH. The General Partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a one percent interest in GSHH. The stockholders of GSHH Inc. are GSH with a sixty-two percent stock interest and H.K. Associates, L.P., an affiliate of HK, with a thirty-eight percent stock interest. The remaining ninety-nine percent interests in GSHH are limited partnership interests owned fifty percent by GSH and forty-nine percent by HK. On September 28, 1998, GSH sold its general partner and limited partner interests in GSHH to The St. Joe Company, an unaffiliated company. The transactions did not affect the ownership of the General Partners.

2. Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of the Partnership and its ventures, 889 Ridge Lake Boulevard Partnership, Alpha Building Associates Joint Venture ("Swenson Business Park - Building A") and 5300 Stevens Creek Boulevard Joint Venture. Intercompany accounts and transactions between the Partnership and the ventures are eliminated in consolidation.

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

Real Estate Assets Held for Disposition Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. During the fourth quarter of 1996, Swenson Business Park - Building A and Stevens Creek Office Building real estate assets were reclassified as held for disposition and were no longer depreciated. During the third quarter of 1998, 959 Ridgeway Office Building and 889 Ridgelake Office Building real estate assets were reclassified as held for disposition and were no longer depreciated.

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

Leases Leases are accounted for as operating leases. Leasing commissions are amortized over the term of the respective leases and are included in prepaid expenses, net of accumulated amortization. During 1998, leasing commissions were reclassified as real estate assets held for disposition and were no longer amortized.

Deferred Rent Receivable Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the term of the respective leases but will not be received until later periods as a result of rental concessions. During 1998, deferred rent receivable was reclassified as real estate assets held for disposition and was no longer amortized.

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

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

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

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

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

Losses for any fiscal year shall be allocated 98% to the Limited Partners and 2% to the General Partners, provided, however, that the deficit balance of the General Partners' capital account does not exceed the amount they are required to contribute upon dissolution of the Partnership, as discussed below. Income for any fiscal year and all gain from sales will be allocated to the General Partners in an amount equal to the net cash from operations distributed or distributable to the General Partners for such year, less 1% of the amount of net cash from operations that exceeds taxable income for such year, if any, and the balance shall be allocated to the Limited Partners, in accordance with their unit ownership. If net cash from operations is not distributed or distributable to the General Partners, any income of the Partnership for such year will be allocated 99% to the Limited Partners and 1% to the General Partners. In 1998, income was allocated to the General Partners such that their deficit did not increase beyond their obligations required by the Partnership Agreement, discussed below.

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

4. Real Estate Investments
As of December 31, 1998, real estate investments consist of two commercial office buildings acquired, directly or indirectly, by the Partnership. Purchase price amounts exclude acquisition fees and other closing costs.

                   Square                     Date                     Purchase
Property Name        Feet    Location     Acquired    Ownership           Price
-------------------------------------------------------------------------------
959 Ridgeway       29,170    Memphis,      3/11/81    Fee            $1,707,125
Office Building              Tennessee                Simple

889 Ridgelake      94,823    Memphis,      2/01/82    General        $8,062,500
Office Building              Tennessee                Partnership
-------------------------------------------------------------------------------

The partnership agreement for 889 Ridgelake Boulevard Partnership provides that all losses, income, net cash from operations and net proceeds from a sale or refinancing will be allocated 95% to the Partnership and 5% to the coventurer.

On November 10, 1997, the Partnership closed on the sale of Swenson Business Park Building A. The property was sold for net proceeds of $2.9 million, to an unaffiliated third party. The transaction resulted in a gain on sale of approximately $1.3 million, which is reflected in the Partnership's statement of operations for the year ended December 31, 1997. For the year ended December 31, 1997, Swenson Business Park Building A had income from operations totaling approximately $61,000.

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

On February 2, 1998, the Partnership closed on the sale of Stevens Creek Office Building. The property was sold for net proceeds of $15,223,030 to 5300 Stevens Creek Boulevard Inc. (the "Buyer"), a Delaware Corporation unaffiliated with the Partnership. The transaction resulted in a gain on sale of $7,829,940, which is reflected in the Partnership's statement of operations for the year ended December 31, 1998. The property was reclassified on the Consolidated Balance Sheet as "Real estate assets held for disposition" during 1996. For the year ended December 31, 1997, Stevens Creek Office Building had income from operations totaling approximately $857,000.

The Joint Venture agreement for 5300 Stevens Creek Boulevard, which owned the Stevens Creek Office Building, substantially provides that:

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

The Partnership has engaged a real estate broker to assist in selling the Partnership's two remaining properties, 889 Ridgelake Office Building and 959 Ridgeway Office Building. Accordingly, the Partnership's real estate assets, deferred rent receivable and prepaid leasing costs were reclassified on the consolidated balance sheets at December 31, 1998 to "Real estate assets held for disposition," and the Partnership suspended depreciation and amortization in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." It is currently anticipated that the properties will be sold and the Partnership liquidated in 1999, however, there can be no assurance that either property will be sold within this time frame, or that the sales will result in a particular price.

5. Mortgage Note Payable
The mortgage note payable is collateralized by a first deed of trust on the 889 Ridgelake Office Building and is payable in monthly installments of $42,174 including interest at 10-1/2% through 2014. Annual maturities of the mortgage note principal over the next five years are:

                    Year                              Amount
                    ----------------------------------------
                    1999                          $  108,800
                    2000                             120,790
                    2001                             134,102
                    2002                             148,880
                    2003                             165,287
                    Thereafter                     3,154,762
                    ----------------------------------------
                    Total                         $3,832,621
                                                  ==========

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

6. Rental Income Under Operating Leases

Future minimum rental income to be received on noncancellable operating leases, as of December 31, 1998 is as follows:

                    Year                              Amount
                    ----------------------------------------
                    1999                          $1,535,380
                    2000                           1,476,199
                    2001                             658,337
                    2002                             392,309
                    2003                              97,407
                    ----------------------------------------
                    Total                         $4,159,632
                                                  ==========

Generally, leases are for periods of 3 to 6 years and allow for increases in certain property operating expenses to be passed on to the tenants.

Two tenants at 889 Ridgelake and one tenant at 959 Ridgeway generated rental revenue in excess of 10% of the Partnership's 1998 consolidated rental revenues. The rental income from these tenants totaled $720,362, $300,998 and $206,550 or 39%, 16% and 11%, respectively, of the Partnership's consolidated rental revenue. The leases are scheduled to expire on December 31, 2000, March 31, 2002 and March 31, 2003 and as of December 31, 1998, the tenants are current in their rental payments. Rental income derived from one of the above tenants in 1997 and 1996 was $723,980 and $717,713, or 23% and 21%, respectively, of the
Partnership's consolidated rental revenues for each year.

7. Transactions with Related Parties
The following is a summary of reimbursable amounts for out-of-pocket expenses and property management fees earned by the General Partners which are recorded in general and administrative expense during the years ended December 31, 1998, 1997 and 1996:

                                                    1998        1997        1996
--------------------------------------------------------------------------------
Reimbursement of out-of-pocket expenses          $   246     $ 1,425     $ 2,757
Property management fees                          34,596      28,715      37,979
--------------------------------------------------------------------------------
                                                 $34,842     $30,140     $40,736
                                                 ===============================

At December 31, 1998 and 1997, $11,946 and $4,922 were payable to the General Partners, respectively.

8. Reconciliation of Net Income to Taxable Income
Net income reported on the financial statements exceeded taxable income by $449,200 for the year ended December 31, 1998. Taxable income exceeded net income reported in the financial statements by $821,656 and $263,337 for the years ended December 31, 1997 and 1996, respectively. These variances are due to approximately $550,000 of rental concessions granted in 1988 and differences in the tax basis versus the financial statement basis of the buildings and improvements and different methods of recognizing depreciation expense. The Partnership uses accelerated methods for recognizing depreciation for tax purposes and the straight-line method for financial statement purposes. In addition, rental income is recognized when received or receivable for tax purposes and on a straight-line basis for financial statement purposes.

11

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------



General and Limited Partners
Qualified Properties 80, L.P.
  and Consolidated Ventures

We have audited the accompanying consolidated balance sheets of Qualified Properties 80, L.P. and Consolidated Ventures as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qualified Properties 80, L.P. and Consolidated Ventures at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                ERNST & YOUNG LLP

New York, New York
February 5, 1999

12

-------------------------------------------------------------------------------------
                               NET ASSET VALUATION
-------------------------------------------------------------------------------------
     Comparison of Acquisition Costs to Estimated Value and Determination of
        Net Asset Value Per $74.55 Unit at December 31, 1998 (Unaudited)

                                             Date of    Acquisition    1998 Estimated
Property                                 Acquisition       Cost (1)         Value (2)
-------------------------------------------------------------------------------------
959 Ridgeway                                03-11-81     $1,815,517       $ 1,825,000
889 Ridgelake(3)                            02-01-82      3,802,102         3,942,379
                                                         ----------       -----------
                                                         $5,617,619         5,767,379
                                                         ==========
Cash and cash equivalents                                                   1,938,059
Restricted cash                                                                77,510
Rent and other receivables                                                      3,523
Prepaid expenses                                                               10,225
                                                                           ----------
                                                                            7,796,696
Less:
  Total liabilities - net of mortgage note payable                           (281,205)
  Minority interest                                                        (1,120,945)
                                                                          -----------
Partnership Net Asset Value(4)                                            $ 6,394,546
                                                                          ===========
Net Asset Value Allocated:
  Limited Partners                                                        $ 6,330,601
  General Partners                                                             63,945
                                                                          -----------
                                                                          $ 6,394,546
                                                                          ===========
Net Asset Value Per Unit
  (51,234 units outstanding)                                                  $123.56
-------------------------------------------------------------------------------------

(1) Purchase price plus General Partners' acquisition fees.

(2) This represents the Partnership's share of the December 31, 1998 estimated values for 959 Ridgeway and 889 Ridgelake which were determined by the General Partners, with the assistance of the broker engaged to market the properties. The Partnership's share of the December 31, 1998 estimated value takes into account the allocation provisions of the joint venture agreement governing the distribution of sales proceeds for 889 Ridgelake.

(3) The Acquisition Cost and Partnership's share of the December 31, 1998 estimated values are net of the outstanding mortgage loan balances at the time of acquisition and at December 31, 1998, respectively.

(4) The Net Asset Value assumes a hypothetical sale on December 31, 1998 of the Partnership's properties at their estimated values and the distribution of the net proceeds to Limited Partners in the liquidation of the Partnership. Real estate brokerage commissions and other costs associated with selling the Partnership's properties are not determinable at this time and as such are not included in the calculation. Since the Partnership would incur these expenses in the sale of its properties cash available for the distribution to the Partners would be less than the Net Asset Value. The current market value of the Units may differ substantially from their Net Asset Value.

Limited Partners should note that properties' values are estimated and the actual values realizable upon sale may be significantly different. The estimated value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the estimated value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

QUALIFIED PROPERTIES 80, L.P.
AND CONSOLIDATED VENTURES

Schedule III - Real Estate and Accumulated Depreciation
December 31, 1998

Commercial Property Held for Disposition:         959             889
Consolidated Ventures:                       Ridgeway       Ridgelake           Total
-------------------------------------------------------------------------------------

Location                                  Memphis, TN     Memphis, TN              na
Construction date                                1977            1980              na
Acquisition date                                  (1)        02-01-82              na
Life on which depreciation in latest
income statement is computed(2)          1 - 25 years    1 - 25 years              na
Encumbrances                              $        --     $ 3,832,621     $ 3,832,621
                                          -------------------------------------------
Initial cost to Partnership:

  Land                                        424,954         923,411       1,348,365
  Buildings and improvements                1,430,576       7,792,436       9,223,012
Costs capitalized subsequent to
acquisition:
  Buildings and improvements                  763,126       1,783,236       2,546,362
  Deferred Rent Receivable                         --         106,118         106,118
  Prepaid Leasing Costs, net                   81,019         107,987         189,006
Retirements(3)                              (346,039)        (685,417)     (1,031,456)
Gross amount at which carried
at close of period(4):
  Land                                    $   424,954     $   923,411     $ 1,348,365
  Buildings and improvements                1,847,663       8,890,255      10,737,918
  Deferred Rent Receivable                         --         106,118         106,118
  Prepaid Leasing Costs, net                   81,019         107,987         189,006
                                          -------------------------------------------
                                          $ 2,353,636     $10,027,771     $12,381,407
                                          -------------------------------------------
Accumulated depreciation(5)               $ 1,121,839     $ 5,653,797     $ 6,775,636
-------------------------------------------------------------------------------------

(1) The Partnership acquired its Joint Venture interest on March 11, 1981 and subsequently acquired the minority partner's interest on March 1, 1982. The Partnership is now the sole owner of the property.
(2) Tenant improvements were depreciated on a straight-line basis over the lives of the respective leases.
(3) Retirements are cumulative since acquisition.
(4) For Federal income tax purposes, the basis of land, buildings and improvements is $12,820,003.
(5) For Federal income tax purposes, the amount of accumulated depreciation is $9,466,278.


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1998, 1997 and 1996 follows:

                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Real estate investments:
Beginning of year                        $ 22,475,305     $25,383,159     $25,423,462
Additions                                     224,106              --         151,608
Deferred Rent Receivable                      106,118              --         305,518
Prepaid Leasing Costs                         189,006              --         292,085
Retirements                                        --        (424,548)       (789,514)
Dispositions                              (10,613,128)     (2,483,306)             --
                                         --------------------------------------------
End of year                              $ 12,381,407     $22,475,305     $25,383,159
                                         --------------------------------------------

Accumulated depreciation:
Beginning of year                        $  9,720,874     $10,534,868     $10,186,201
Depreciation expense                          259,261         520,953       1,138,181
Retirements                                        --        (424,548)       (789,514)
Dispositions                               (3,204,499)       (910,399)             --
                                         --------------------------------------------
End of year                              $  6,775,636     $ 9,720,874     $10,534,868
-------------------------------------------------------------------------------------

                         Consent of Independent Auditors

      We consent to the incorporation by reference in this Annual Report (Form 10-K) of Qualified Properties 80, L.P. of our report dated February 5, 1999, included in the 1998 Annual Report of Qualified Properties 80, L.P. and Consolidated Ventures.

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

      New York, New York
      February 5, 1999